UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

16 March 2015

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K and any exhibits hereto shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804, 333-132732, 333-153488 and 333-179426) and registration statements on Form S-8 (File Nos. 333-169934, 333-162490, 333-153481, 333-154338 and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Diageo plc (Diageo) is furnishing this report on Form 6-K to provide restated financial statements as of and for the three years ended 30 June 2014, which supersede in their entirety the financial statements included in Diageo’s Annual Report on Form 20-F for the financial year ended 30 June 2014 (the 2014 Form 20-F), and update certain other business and financial information included in the 2014 Form 20-F, in each case to reflect a change in Diageo’s reporting segments in the six months ended 31 December 2014.

In the six months ended 31 December 2014, Diageo changed its internal reporting structure to reflect changes made to management responsibilities. The proposed changes to Diageo’s Executive Committee were described in Diageo’s report on Form 6-K furnished on 8 August 2014. As a result of these changes, Diageo now reports the following geographical segments both for management reporting purposes and in its external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific; and Corporate. Diageo has updated the following applicable items that were contained in the 2014 Form 20-F reflecting the above mentioned changes:

•                  Strategic report - Business description - Our structure

•                  Strategic report - Business review - Operating results 2014 compared with 2013 - Highlights of the year and Organic growth by region

•                  Strategic report - Business review - Operating results 2014 compared with 2013 - Western Europe

•                  Strategic report - Business review - Operating results 2014 compared with 2013 - Africa, Eastern Europe and Turkey

•                  Strategic report - Business review - Operating results 2013 compared with 2012 - Western Europe

•                  Strategic report - Business review - Operating results 2013 compared with 2012 - Africa, Eastern Europe and Turkey

•                  Strategic report - Business review - Reconciliations of non-GAAP measures to GAAP measures - Organic movement calculations for the year ended 30 June 2014

•                  Strategic report - Business review - Reconciliations of non-GAAP measures to GAAP measures - Organic movement calculations for the year ended 30 June 2013

•                  Governance - Directors’ Remuneration Report - Extract from Directors’ shareholding requirements and share and other interests

•                  Governance - Directors’ Remuneration Report - Key management personnel related party transactions

•                  Financial statements - Notes to the consolidated financial statements - Note 2. Segmental information

•                  Financial statements - Notes to the consolidated financial statements - Note 3. Operating costs - (d) Staff costs and average number of employees

•                  Financial statements - Notes to the consolidated financial statements - Note 10. Intangible assets - (b) Goodwill and (d) Impairment testing

There is no change to Diageo’s previously reported consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity and consolidated statement of cash flows included in the 2014 Form 20-F. Other than the items listed above, Diageo is not updating any other portion of the 2014 Form 20-F previously filed and this document should be read in conjunction with the 2014 Form 20-F. This report on Form 6-K does not reflect any events occurring after filing of the 2014 Form 20-F on 12 August 2014. For significant developments since the filing of the 2014 Form 20-F on 12 August 2014, please refer to Diageo’s subsequent furnished or filed reports on Form 6-K.

Diageo began to report comparative results reflecting the above mentioned changes in the report on Form 6-K furnished on 29 January 2015 for Diageo’s interim results for the six months ended 31 December 2014. By virtue of this report on Form 6-K, Diageo will be able to incorporate the updated information by reference into future registration statements or post-effective amendments to existing registration statements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•                  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•                  developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•                  the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•                  changes in the cost or supply of raw materials, labour and/or energy;

•                  legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•                  the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•                  ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•                  Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•                  contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•                  increased costs or shortages of talent;

•                  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•                  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the 2014 Form 20-F filed with the US Securities and Exchange Commission (the SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

Past performance cannot be relied upon as a guide to future performance.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo or an invitation or inducement to engage in any other investment activities.

The contents of Diageo’s website (www.diageo.com) should not be considered to form part of or be incorporated into this document.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Business description

OUR STRUCTURE

Diageo’s strength is in its geographic reach. We operate as 21 geographically based markets around the world and have a presence in over 180 countries. We employ 28,000 talented people across our global business. 39% of Diageo’s business is in the emerging markets in Latin America, Asia, Africa, Eastern Europe and Turkey. This presence is balanced through our strong businesses in the world’s most profitable beverage alcohol market, the United States, and an integrated business in Western Europe.

DIAGEO REPORTS AS FIVE REGIONS

	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific
FINANCIALS BY REGION
Volume (EUm)	49.3	44.6	24.4	23.0	14.8
Net sales* (£m)	3,444	2,814	1,430	1,144	1,347
Operating profit** (£m)	1,460	853	340	328	283

% SHARE BY REGION
Volume (%)	32	28	16	15	9
Net sales* (%)	34	28	14	11	13
Operating profit** (%)	45	26	10	10	9

Reported net sales for the year ended 30 June 2014.

* Excluding corporate net sales of £79 million;

**Excluding exceptional operating charges of £427 million and corporate costs of £130 million.

% SHARE OF NET SALES BY OUR 21 MARKETS***

EACH OF OUR 21 MARKETS IS ACCOUNTABLE FOR ITS OWN PERFORMANCE AND FOR DRIVING GROWTH	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific
>20%	US Spirits & Wines	Western Europe
3-6%	Diageo-Guinness USA (DGUSA)	Turkey	Nigeria, East Africa, Africa Regional Markets	WestLAC, Paraguay, Uruguay & Brazil	Global Travel Asia & Middle East
2-3%	Canada	Russia and Eastern Europe	South Africa		South East Asia, Australia, North Asia, Greater China
<2%				Mexico, Venezuela, Colombia	India

Reported net sales for the year ended 30 June 2014.

***Throughout this Annual Report 2014, reference to Diageo’s 21 geographically based markets will be stated as ’21 markets’.

Business review

Operating results 2014 compared with 2013

GROUP FINANCIAL REVIEW

“This year was tougher than anticipated with mixed regional performance as North America delivered top-line growth and significant margin expansion; Western Europe was stable and performance in emerging markets reflected economic weakness and market specific challenges. Despite this tougher environment we have gained share in a number of markets, invested for the future, expanded margins and simplified the organisation.”

Deirdre Mahlan,

Chief Financial Officer

HIGHLIGHTS OF THE YEAR

• Net sales, up 0.4%, reflecting mixed performance; growth in North America, stability in Western Europe and weakness in emerging market economies.
• Fourth quarter net sales up 0.8%.
• Positive consumer trends in higher priced categories, Diageo’s reserve brands net sales were up 14% and targeted price increases drove 3ppt of positive price/mix.
• Operating margin improved 0.8ppt.
• Procurement driven savings, worth 4% of total marketing spend, more than offset the cost of increased activity, contributing 0.2ppt of the total margin improvement.
• Eps before exceptionals was down 7.6p to 95.5 pence per share as foreign exchange movements reduced eps by 10 pence per share.
• Free cash flow was £1,235 million.
• Recommended final dividend of 32.0 pence per share, up 9%.

Key performance indicators		2014	2013 (restated)*
Organic net sales growth	%	—	5
Organic operating margin improvement	basis points	77	78
Earnings per share before exceptional items	pence	95.5	103.1
Free cash flow	£ million	1,235	1,452
Return on average invested capital	%	13.7	16.0

Other financial information		2014	2013 (restated)*
Volume	EUm	156.1	164.2
Net sales	£ million	10,258	11,303
Marketing spend	£ million	1,620	1,769
Operating profit before exceptional items	£ million	3,134	3,479
Operating profit	£ million	2,707	3,380
Reported tax rate	%	16.5	16.6
Reported tax rate before exceptional items	%	18.2	17.4
Profit attributable to parent company’s shareholders	£ million	2,248	2,452
Basic earnings per share	pence	89.7	98.0
Recommended full year dividend	pence	51.70	47.40

Business review (continued)

	Volume	Net sales	Marketing spend	Operating profit**
Organic growth by region	%	%	%	%
North America	(1)	3	2	8
Europe	(1)	1	(1)	1
Africa	(6)	—	3	(2)
Latin America and Caribbean	(1)	2	1	3
Asia Pacific	(5)	(7)	(7)	(13)
Diageo ***	(2)	—	(1)	3

* Restated following the adoption of IFRS 11 and the amendment to IAS 19.

** Before exceptional items

*** Includes Corporate. In the year ended 30 June 2014 Corporate reported net sales and net operating charges of £79 million (2013 — £76 million) and £130 million (2013 — £151 million) respectively. The reduction in net operating charges primarily comprised lower costs in respect of global functions. For the reconciliation of reported to organic results, see pages 20-21.

Business review (continued)

EUROPE

Diageo is the largest premium drinks business in Western Europe. Consumer marketing programmes are developed at a market level to drive consistency, efficiency and scale across all countries. In Russia and Eastern Europe we are driving our premium core and reserve portfolio, whilst in Turkey, Diageo continues to focus its mainstream route to consumer presence to drive accelerated growth in international premium spirits.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	2,915	(77)	(41)	17	2,814	(3)
Marketing spend	431	(10)	(5)	(3)	413	(4)
Operating profit before exceptional items	903	(49)	(9)	8	853	(6)
Exceptional items	(31)				(20)
Operating profit	872				833	(4)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

Europe comprises Western Europe, Russia and Eastern Europe and Turkey. Western Europe is managed as a single market with country teams focusing on sales and customer marketing execution. This market comprises Great Britain, Ireland, Iberia, France, Germany, Benelux, Italy, Nordics, Greece, Switzerland, Austria, Diageo Guinness Continental Europe beer business and European wines.

Route to market

In Great Britain we sell and market our products through three business units: Diageo GB (spirits, beer and ready-to-drink); Percy Fox & Co (wines); and Justerini & Brooks Retail (private client wines). Products are distributed both through independent wholesalers and directly to retailers. In the on trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

In both the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to both the on trade and the off trade through a telesales operation, sales calls to outlets and third-party logistics providers.

Across the remainder of Western Europe, we distribute our spirits brands primarily through our own distribution companies, except for France where products are sold through a joint venture arrangement with Moët Hennessy.  In Norway and Sweden, off trade sales are controlled by state monopolies, with alcohol tax rates among the highest in the world.

Diageo Guinness Continental Europe, a specialist unit, distributes our beer brands in mainland Europe, focusing particularly in Germany, Russia and France, which for us are the largest mainland European beer markets by net sales.

Russia and Eastern Europe comprises the principal markets of Russia and Poland, where we operate through wholly-owned subsidiaries and use third party distributors for other Eastern Europe countries.

In Turkey, we sell our products via the distribution network of our wholly-owned subsidiary, Mey İçki. Mey İçki distributes both local brands (raki, other spirits and wine), which are produced in its distilleries and wineries, and Diageo’s global spirits brands.

Supply operations

The International Supply Centre (ISC) comprises the supply operations in the United Kingdom, Ireland and Italy and distils, brews, matures and packages product for other Diageo companies throughout the world. The group owns 29 whisky distilleries in Scotland, an Irish whiskey distillery and a Dublin based beer brewery. The ISC ships whisk(e)y, vodka, gin, rum, beer, wine and other spirit-based drinks in a combination of bottles, cans, kegs and pouches to over 180 countries. In 2012, we announced a £1billion investment in Scotch whisky production and inventory.

To date we have focused on expanding malt distillation capacity across Scotland at existing sites and developed a major new warehousing site to mature our inventory investment. The investment program has generated additional employment and benefited local communities. We are also planning to build a new malt whisky distillery in Scotland. A brewing rationalisation programme will be completed in 2015.

Raki and vodka are produced in Turkey at a number of sites, and we produce Smirnov vodka in Russia.

Business review (continued)

Performance

Western Europe still has weak economies and fragile consumer confidence but there has been steady improvement and our business has stabilised year on year, gaining share of spirits. There was modest growth in Great Britain, Benelux, France and the Nordics which counter-balanced the slowing declines in Southern Europe and Ireland. Germany was weaker due to higher trade investment and an increasingly price competitive off trade. Marketing was targeted more effectively, and we kept our investment as a percentage of net sales flat while prioritising higher growth and margin brands. We have focused on fewer, bigger pan-regional innovation launches with Baileys Chocolat Luxe, Smirnoff Gold, frozen pouches and premix, and our reserve business was strong with net sales up 15% driven by the scotch malts, Cîroc, Zacapa and Johnnie Walker. Operating margin expansion of nearly 20bps was driven by product optimisation and reductions in warehousing and logistic costs. Our route to consumer programme focused on efficiency, effectiveness and expansion, increasing the focus of our sales people, improving their capabilities and putting more feet on the street, which has given us a strong platform as we move into next year. Net sales growth in Russia and Eastern Europe slowed this year to 2%. Following a much improved performance in the second half, net sales for Turkey grew 5%.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key categories:
Europe	(1)	1	(3)

Western Europe	—	—	(2)
Russia and Eastern Europe	(1)	2	(7)
Turkey	(3)	5	(12)

Spirits **	—	—	(5)
Beer	(5)	(3)	(3)
Wine	(3)	(2)	(10)
Ready to drink	1	5	4

Global and local leaders **:
Johnnie Walker	—	(2)	(4)
JεB	(8)	(9)	(10)
Smirnoff	—	(5)	(6)
Captain Morgan	18	10	8
Baileys	(4)	(2)	(3)
Guinness	(4)	(3)	(2)

*                 Organic equals reported movement for volume except for Europe (2)%, Western Europe (2)%, Russia and Eastern Europe (2)%, spirits (1)%, wine (9)% and ready to drink flat, reflecting the termination of some agency brand distribution agreements including Jose Cuervo.

**          Spirits brands excluding ready to drink.

Key highlights

•                  In Great Britain, in a relatively flat beverage alcohol market, net sales were up 2%. Baileys delivered a strong performance with top line growth of 8% on the back of a new advertising campaign and the launch of Chocolat Luxe which was one of the top five spirits sold on Amazon over the week of Christmas. Captain Morgan and Cîroc also performed well. Bell’s was weaker as it faced increasingly intense price pressure. Smirnoff net sales declined 3% given the weak vodka category but it gained volume share supported by the ‘Great Drinks Made Easy with Smirnoff’ campaign and the launch of Smirnoff Gold. Ready to drink was up double digit led by the success of premix, providing popular brands, such as Diageo’s Gordon’s and Pimm’s in more convenient formats.

•                  Following a significant increase in excise duties in the first half of the year, the market in Ireland remained challenging and net sales declined 4%. Spirits were impacted and net sales were down double digit. Roughly half of the decline was driven by weakness in agency beer brands. Guinness net sales declined 3%, but brand equity improved with the launch on television and YouTube of the ‘Basketball’ campaign, and the launch of an on trade footfall driver, the GUINNESS Plus app which provides consumers with in outlet experiences and discounts.

Business review (continued)

•                  In Southern Europe, which now represents 16% of Western Europe, net sales declined 3%. Greece and Italy net sales were down 7% and 5% respectively, as economic weakness continued to weigh on scotch and Smirnoff performance in both countries, and on Baileys performance in Italy. In Iberia the net sales decline moderated to 1%. Scotch net sales declined 8% as JεB was impacted by an increasingly price competitive off trade environment but the brand gained share in the second half of the year. This was partly offset by the performance of Tanqueray which was up 14% on the back of a double digit increase in media spend and Baileys, which was up 2%. Increased investment in the Spanish route to consumer was partially offset by cost saving initiatives.

•                  In France, in an environment of intensified price competition amongst major off trade retailers, net sales grew 1%. The strong performance of scotch malts, which were up 7% led by The Singleton, Cardhu and Talisker, and of Captain Morgan where net sales more than doubled, offset weakness in JεB.

•                  In Germany, following a number of years of double digit growth which has built Captain Morgan to be Diageo’s second biggest brand, performance was weaker this year as Baileys and Smirnoff continued to decline.

•                  Net sales in wine declined 2%, with innovations on Blossom Hill and strong growth of [yellow tail] partially offsetting soft Bordeaux En Primeur performance and the decision to exit unprofitable sales channels and distribution agreements.

•      In Russia net sales grew 4%. While performance was impacted by reduced consumer confidence and higher excise taxes, Diageo grew share in whisk(e)y with growth of White Horse and double digit growth of Bushmills and Bell’s and in rum with strong growth of Captain Morgan.

•      The impact of the crisis in Ukraine offset high single digit growth in the rest of Diageo’s distributor markets in Eastern Europe. In Poland we retained leadership of the scotch category in softer than expected market conditions.

•      In Turkey following two years of decline, the raki category volume is stabilising and through price increases and premiumisation, the business’s raki net sales grew low single digit and contributed significantly to the markets positive price/mix. The scotch market has continued to show solid growth and scotch net sales grew double digit led by Johnnie Walker on the back of increased distribution and visibility in the off trade. Vodka net sales grew in the second half and recovered to flat for the full year with festivals and the new Apple Bite serve driving share gains and growth of Smirnoff.

•                  Marketing spend in Western Europe as a percentage of net sales was held at 15%. Spend in premium core, innovation and reserve were prioritised over lower margin local brands. In Russia and Eastern Europe and in Turkey, in response to marketing restrictions, investment was increasingly focused on commercial activations, driving improved visibility across trade channels, supporting new serves and bartender programmes to build brands.

Business review (continued)

AFRICA

In Africa our strategy is to grow Diageo’s leadership across beer and spirits by providing brand choice across a broad range of consumer motivations, profiles, and occasions. We are focused on growing beer faster than the market and accelerating the growth of spirits through continued investment in infrastructure and brands.

Key financials	2013 Reported (restated)* £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2014 Reported £ million	Reported movement %
Net sales	1,564	(124)	(3)	(7)	1,430	(9)
Marketing spend	162	(14)	—	4	152	(6)
Operating profit before exceptional items	400	(51)	(1)	(8)	340	(15)
Exceptional items	(5)				(23)
Operating profit	395				317	(20)

*Restated following the adoption of IFRS 11 and the amendment to IAS 19.

Our markets

The region comprises Nigeria, East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Angola and Mozambique) and South Africa.

Route to market

In Africa our largest businesses are in Nigeria, where we own 54.3% of a listed company whose principal brands are Guinness, Harp and Malta, and in East Africa, where we own 50.03% of East African Breweries Limited (EABL). EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and has a 51% equity interest in Serengeti Breweries Limited, Tanzania. Within Africa Regional Markets, we have wholly-owned subsidiaries in Cameroon, Ethiopia, Mozambique and Reunion and majority-owned subsidiaries in Ghana and the Seychelles. Angola is supplied via a third-party distributor. In South Africa we sell spirits through a wholly-owned subsidiary and our beer, cider and ready-to-drink products through our 42.25% stake in DHN Ltd, a joint venture with Heineken and Namibia Breweries Ltd. In addition, we own a 50% equity stake in United National Breweries, a sorghum beer business. Diageo has brewing arrangements with the Castel Group to license, brew and distribute Guinness in the Democratic Republic of Congo, Gambia, Gabon, Ivory Coast, Togo, Benin, Burkina Faso, Chad, Mali and Guinea. Diageo sells spirits through distributors in most other sub-Saharan countries.

Business review (continued)

Supply operations

We have 14 breweries in Africa, including our 25% stake in Sedibeng in South Africa.

In addition, our beer and spirits brands are produced by third-parties under licence in 20 other African countries. We also own six manufacturing facilities including glass, blending, malting and cider plants.

Performance

In a tough year and despite facing significant challenges, net sales were flat as the region responded to the specific market challenges that it faced. In Nigeria, where beer performance was weak, we adjusted prices and increased our presence in the growing value segment. Innovation was a key enabler for responding to changing consumer trends through new formats and brands and the region delivered the highest growth rate for innovation through the success of brands such as Snapp in Nigeria, Jebel in Kenya, Smirnoff Black Ice in Cameroon and Ghana. We have expanded our route to consumer, revitalised the Guinness brand across its key markets in Africa and reserve brands grew 34%. Under recovery of fixed costs in supply due to lower beer volumes and cost and salary inflation drove an overall reduction in organic operating margin, although significant procurement and supply chain savings partly mitigated this impact.

	Organic	Organic	Reported
	volume	net sales	net sales
	movement*	movement	movement
	%	%	%
Key markets and categories:
Africa	(6)	—	(9)

Nigeria	(9)	(9)	(14)
East Africa	(12)	2	(2)
Africa Regional Markets	(3)	2	(8)
South Africa	4	12	(9)

Spirits **	7	3	(10)
Beer	(16)	(5)	(11)
Ready to drink	46	36	23

Global and local leaders **:
Johnnie Walker	1	2	(6)
JεB	(4)	(4)	(16)
Smirnoff	(6)	(5)	(21)
Captain Morgan	2	4	(14)
Baileys	(9)	(6)	(12)
Guinness	(7)	1	(5)

*                 Organic equals reported movement for volume except for South Africa 3%, and spirits 1%, reflecting the termination of the Jose Cuervo distribution agreement.

**          Spirits brands excluding ready to drink.

Key highlights

•                  Nigeria net sales declined 9% for the full year driven by beer, while spirits and ready to drink grew double digit. The beer market has become more price competitive, significantly impacting Harp, which lost share and some distribution. Although pricing was adjusted in the third quarter this was not fully passed through to consumers. Malta performance was similarly impacted by increased competition and pricing pressure. Despite these challenges, performance slightly improved in the second half, driven by growth of Guinness following reinvigoration of the brand, including a new pack, media campaign and trade promotion and the launch of Orijin, a new local spirit and ready to drink brand, which sold over 100k cases of the spirit format in the year.

Business review (continued)

•                  East Africa’s net sales grew and price increases taken across the beer portfolio led to strong price/mix. For the market’s two largest beer brands, Guinness and Tusker, double digit growth was driven by price increases, supported by increased investment behind strong marketing campaigns. Innovations such as Jebel and Senator Dark Extra, targeted at providing value for money offering to consumers, have driven growth. Balozi lager, launched last year and priced just below mainstream beer, has also contributed to growth. This strong performance was partly offset by Senator keg in Kenya where the brand declined around 80% post the duty change.

•                  In Africa Regional Markets, net sales grew 2% with growth of beer partly offset by the decline in spirits largely as a result of distributor changes in Angola. Growth was led by Malta both in its existing markets, aided by a new pack, as well as its launch in Ethiopia, the growth of Meta in Ethiopia and the launch of Harp Premium and the recovery of Guinness in Cameroon. Following the changes in Angola, while spirits shipments declined overall, depletions and share continued to grow and performance improved in the second half.

•                  South Africa. Despite softness in the economy, share gains and price increases resulted in spirits net sales growth of 2%. Johnnie Walker grew double digit with growth across price segments supported by the ‘King of Flavours’ campaign and trade activation. This growth was partly offset by the decline of Smirnoff 1818 due to reduced inventory levels, although depletions and share of spirits grew and performance improved in the second half. South Africa’s strong net sales performance includes the sale of Smirnoff Ice Double Black & Guarana at cost to Diageo Heineken Namibia Drinks (DHN Drinks) to cover demand in excess of supply capacity following the strong performance of the brand. This capacity shortage has now been resolved.

•                  Marketing spend increased 3%, benefiting from procurement efficiencies.

Business review (continued)

Operating results 2013 compared with 2012

2. SEGMENT REVIEW

The organic movements for volume, net sales, marketing spend and operating profit before exceptional items by reporting segment for the year ended 30 June 2013 were as follows:

Organic growth by region	Volume %	Net sales %	Marketing spend %	Operating profit* %
North America	1	5	10	9
Europe	(1)	(1)	—	(2)
Africa	3	9	13	7
Latin America and Caribbean	4	15	11	26
Asia Pacific	(1)	3	(1)	6
Diageo**	1	5	5	8

*            Operating profit excluding exceptional items

**      Including Corporate. Corporate net sales were £76 million in the year ended 30 June 2013, up £6 million compared to last year. Corporate net operating charges were £151 million in the year ended 30 June 2013 having been £167 million in the year ended 30 June 2012. The reduction comprised, a £10 million decrease in corporate costs, primarily due to a reduction in acquisition costs and a £6 million favourable exchange rate movement.

Business review (continued)

EUROPE

Key highlights

•                  In the stronger economies of Germany, Austria, and Benelux double digit net sales growth was delivered. Germany and Austria maintained strong momentum on the back of increased marketing investment and expansion of the sales force in the off trade. Captain Morgan and Smirnoff both grew volume and share while net sales of Mey İçki’s brands in Germany, the largest export market for raki, grew following increased marketing.

•                  In Great Britain, innovation and growth of reserve brands offset the impact of a weaker beer market. Innovations included Pimm’s Blackberry & Elderflower and a further range extension of pre-mix cans. Growth in reserve was driven by the introduction of Cîroc. Guinness net sales declined 3%, however in the last quarter Guinness gained share as a result of increased marketing investment.

•                  In Ireland, the beer market contracted across all channels due to the weak economy, and Guinness declined 5%. However, as a result of increased investment, the brand has gained share in the last quarter.

•                  Net sales in France declined 8% in a weak trading environment and JεB lost share as promotional activity by competitors increased.

•                  Iberia, Greece and Italy now represent 3% of Diageo’s net sales after a number of years of tough trading. In these Southern European markets, volume declined 13% and net sales declined 16% as deeper austerity measures affected overall consumption and sales mix. JεB and Baileys were impacted the most, declining 30% and 18%, respectively.

•      Russia and Eastern Europe delivered 16% net sales growth. Scotch contributed over half of this growth. Johnnie Walker maintained its leadership, posting its biggest share gains in Poland, Bulgaria, and Ukraine. In the standard segment, Bell’s and Black&White drove volume growth recruiting emerging middle class consumers into the whisky category. Increased marketing investment was focused behind the strategic brands and innovation, which is one of the key growth drivers in the market. Captain Morgan performed strongly with net sales growth of over 30%, as did Bushmills.

•      Turkey net sales were up 8% while volume declined 4% driven by raki category, which was impacted by excise duty increases. Yenı Raki, which remains the most recognised raki brand in Turkey, grew net sales 7% as a result of price increases and better mix. Johnnie Walker and Smirnoff grew net sales double digit and gained share. Johnnie Walker Double Black, Johnnie Walker Gold Label Reserve, Smirnoff Gold, and Cîroc were introduced to widen the range of international brands. Captain Morgan Spiced Gold was introduced to meet the opportunity in cocktail consumption occasions. Marketing investment grew 12% and supported new brand introductions, as well as Johnnie Walker and Smirnoff.

•                  Captain Morgan was the best performing brand in Western Europe with 15% net sales growth primarily in Great Britain and Germany driven by higher marketing investment. Reserve continues to show significant growth across Western Europe, with strong growth from the Malts portfolio, while Tanqueray performed well in Great Britain, Benelux, and Germany and gained share in the key gin market of Spain.

•                  In Western Europe, innovation plays an increasingly important role. Innovation is focused on both sustaining prior year launches, such as Captain Morgan in Germany, and The Singleton in Northern Europe, and on ensuring successful new launches in this year, such as Pimm’s Limited Editions, Johnnie Walker Gold Label Reserve, and Johnnie Walker Platinum Label.

•                  Net sales in Diageo Wines Europe declined 10% in the financial year, mainly due to the lapping of very strong En Primeur sales in the previous year, and the decision to exit from some low value wines.

Business review (continued)

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	2,933	(39)	46	(25)	2,915	(1)
Marketing spend	440	(9)	2	(2)	431	(2)
Operating profit before exceptional items	909	(15)	23	(14)	903	(1)
Exceptional items	43				(31)
Operating profit	952				872	(8)

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key categories:
Europe	(1)	(1)	(1)

Western Europe	(3)	(4)	(5)
Russia and Eastern Europe	14	16	14
Turkey	(4)	8	22

Spirits**	—	1	2
Beer	(6)	(6)	(7)
Wine	(13)	(5)	(4)
Ready to drink	(13)	(9)	(10)

Global and local leaders**:
Johnnie Walker	5	4	3
JεB	(17)	(22)	(24)
Smirnoff	2	—	—
Captain Morgan	19	18	17
Baileys	(2)	(3)	(5)
Guinness	(5)	(3)	(4)

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except Europe 1%, Turkey 9%, spirits 2% and wine (12)%

**          Spirits brands excluding ready to drink

Business review (continued)

AFRICA

Key highlights

•                  Africa delivered 9% net sales growth, with spirits net sales up 15% and beer net sales up 5% and therefore spirits have driven 41% of the region’s net sales growth. Volume in the region was up 4% despite a challenging beer market. Ready to drink net sales grew 28%.

•                  Nigeria proved to be a challenging market as consumer confidence was negatively impacted by low government spending and the beer market continued to decline. Volume decreased 1%, however, net sales grew 5% as a result of 52% net sales growth in spirits and price/mix in beer. Beer volume decreased 4%, largely due to Harp and Guinness, however Diageo’s beer business delivered net sales growth of 1% as the beer route to market was reinforced through investment in Guinness’ distribution network, and an increased sales force. Malta Guinness delivered 15% net sales growth following the introduction of Malta Guinness Low Sugar last year, price increases, and marketing investment. In spirits, Johnnie Walker net sales grew 63% and Baileys net sales were up 30%, as a result of increased distribution and marketing investment. Johnnie Walker spend was focused behind outdoor advertising, the ‘Keep Walking’ campaign, and event sponsorship while Baileys increased visibility and promotions, coupled with a new bottle launch. Snapp, an apple flavoured ready to drink, targeting the female audience, performed well, benefiting from marketing support, strong distribution and launch events.

•            East Africa delivered 10% net sales growth from 3% volume growth. Beer net sales increased by 9%, driven by beer brands in Kenya. Guinness delivered 19% net sales driven by the ‘Made of More’ advertising campaign, and the Guinness Football Challenge promotion and grew margin as a result of price increases. Tusker net sales were up 13% largely because of favourable price/mix, and volume also grew due to strong marketing support through soccer sponsorships and the ‘It’s Our Time’ campaign. Senator beer net sales grew 9% driven by growth of Senator Keg in Kenya, and the introduction of Senator in Tanzania. There was some weakness in local spirits, however, international spirits performed particularly well with Johnnie Walker and Smirnoff delivering 22% and 24% incremental net sales, respectively. Johnnie Walker’s performance was delivered through a mix of growth drivers, including building bar staff capability in premium spirits, educational whisky events for consumers, and on trade activations to promote smaller sized bottles. Key drivers of Smirnoff growth were price increase and geographic mix. Ready to drink net sales were up 48% as Smirnoff Ice and Snapp continued to grow.

•                  In Africa Regional Markets spirits growth was driven by Johnnie Walker which delivered double digit increases in net sales across all key markets. Beer net sales were driven by price increases in Ghana, Cameroon, and Seychelles. In Ghana, beer benefited from the government’s tax concessions on products containing a majority of local raw materials. This helped to offset supply constraints, such as water shortages and increased energy costs. In Cameroon, growing competition from lagers and beer price increases impacted volume. Strong performance of Meta in Ethiopia contributed to total beer net sales growth. Marketing investment was focused behind Johnnie Walker in spirits as well as Ruut Extra in Ghana, Malta Guinness in Cameroon, and Meta beer.

•                  South Africa delivered a strong performance in spirits driving net sales growth of 17%. Scotch was the largest contributor following national roll out of VAT 69 and JεB promotion campaigns. The expansion of the Johnnie Walker Red Label ‘Step Up’ campaign and the launch of the ‘Keep Walking’ campaign targeted at emerging middle class consumers drove premiumisation. As a result, Johnnie Walker net sales grew 31% and share increased. In vodka, Smirnoff maintained last year’s performance trajectory and grew net sales 19%. As pricing and value are key to growth of spirits against local beer and brandy, 500ml PET packaging was launched, following the successful introduction of the 200ml PET pack last year. Smirnoff introduced new flavours, Smirnoff Iced Cake and Smirnoff Kissed Caramel.

•                  Marketing investment in the region was up 13%, mainly driven by significant increases on spirits brands and beer, which grew 8%.

Business review (continued)

Performance†

Key financials	2012 Reported £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2013 Reported £ million	Reported movement %
Net sales	1,446	(25)	14	129	1,564	8
Marketing spend	147	(5)	2	18	162	10
Operating profit before exceptional items	377	(9)	7	25	400	6
Exceptional items	(7)				(5)
Operating profit	370				395	7

	Organic volume movement* %	Organic net sales movement %	Reported net sales movement %
Key markets and categories:
Africa	3	9	8

Nigeria	(1)	5	6
East Africa	3	10	13
Africa Regional Markets	(1)	9	7
South Africa	14	17	4

Spirits**	10	15	8
Beer	(1)	5	7
Ready to drink	28	35	31

Global and local leaders**:
Johnnie Walker	28	32	26
JεB	13	12	4
Smirnoff	10	20	9
Captain Morgan	5	5	(5)
Baileys	11	17	15
Guinness	(2)	2	1

†                  Restated following the adoption of IFRS 11 and the amendment to IAS 19.

*                 Organic equals reported movement for volume except for Africa 5%, Africa Regional Markets 5% and beer 1%, reflecting the acquisition of Meta Abo.

**          Spirits brands excluding ready to drink.

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures –– 2014 compared with 2013

Organic movements

Organic movement calculations for the year ended 30 June 2014 were as follows:

	North America units million	Europe units million	Africa units million	Latin America and Caribbean units million	Asia Pacific units million	Corporate units million	Total units million
Volume
2013 reported	53.7	45.4	26.1	23.3	16.5	—	165.0
IFRS 11*	(0.1)	—	—	—	(0.7)	—	(0.8)
2013 reported (restated)	53.6	45.4	26.1	23.3	15.8	—	164.2
Disposals***	(4.3)	(0.5)	(0.1)	(0.2)	(0.2)	—	(5.3)
2013 adjusted	49.3	44.9	26.0	23.1	15.6	—	158.9
Acquisitions and disposals***	0.7	0.1	—	0.1	—	—	0.9
Organic movement	(0.7)	(0.4)	(1.6)	(0.2)	(0.8)	—	(3.7)
2014 reported	49.3	44.6	24.4	23.0	14.8	—	156.1
Organic movement %	(1)	(1)	(6)	(1)	(5)	n/a	(2)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2013 reported	4,272	5,093	2,016	1,745	2,285	76	15,487
IFRS 11*	(10)	(19)	(2)	(4)	(176)	—	(211)
2013 reported (restated)	4,262	5,074	2,014	1,741	2,109	76	15,276
Exchange**	(176)	(178)	(172)	(389)	(167)	—	(1,082)
Disposals***	(336)	(68)	(4)	(11)	(11)	—	(430)
2013 adjusted	3,750	4,828	1,838	1,341	1,931	76	13,764
Acquisitions and disposals***	52	9	—	1	—	—	62
Organic movement	113	98	8	62	(130)	3	154
2014 reported	3,915	4,935	1,846	1,404	1,801	79	13,980
Organic movement %	3	2	—	5	(7)	4	1

Net sales
2013 reported	3,733	2,934	1,566	1,457	1,667	76	11,433
IFRS 11*	(10)	(19)	(2)	(4)	(95)	—	(130)
2013 reported (restated)	3,723	2,915	1,564	1,453	1,572	76	11,303
Exchange**	(156)	(77)	(124)	(328)	(112)	—	(797)
Disposals***	(272)	(48)	(3)	(9)	(7)	—	(339)
2013 adjusted	3,295	2,790	1,437	1,116	1,453	76	10,167
Acquisitions and disposals***	41	7	—	1	—	—	49
Organic movement	108	17	(7)	27	(106)	3	42
2014 reported	3,444	2,814	1,430	1,144	1,347	79	10,258
Organic movement %	3	1	—	2	(7)	4	—

Business review (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2013 reported	585	431	162	233	370	6	1,787
IFRS 11*	(4)	—	—	—	(14)	—	(18)
2013 reported (restated)	581	431	162	233	356	6	1,769
Exchange**	(27)	(10)	(14)	(30)	(27)	—	(108)
Disposals***	(27)	(5)	—	(2)	—	—	(34)
2013 adjusted	527	416	148	201	329	6	1,627
Acquisitions and disposals***	3	—	—	—	—	—	3
Organic movement	10	(3)	4	2	(24)	1	(10)
2014 reported	540	413	152	203	305	7	1,620
Organic movement %	2	(1)	3	1	(7)	17	(1)

Operating profit before exceptional items
2013 reported	1,484	909	401	471	414	(149)	3,530
IFRS 11 and amendment to IAS 19*	(6)	(6)	(1)	(3)	(33)	(2)	(51)
2013 reported (restated)	1,478	903	400	468	381	(151)	3,479
Exchange**	(54)	(49)	(51)	(151)	(35)	4	(336)
Acquisitions and disposals***	(59)	(6)	(1)	2	(1)	—	(65)
2013 adjusted	1,365	848	348	319	345	(147)	3,078
Acquisitions and disposals***	(12)	(3)	—	—	(18)	(2)	(35)
Organic movement	107	8	(8)	9	(44)	19	91
2014 reported	1,460	853	340	328	283	(130)	3,134
Organic movement %	8	1	(2)	3	(13)	13	3

Organic operating margin %
2014	43.26%	30.50%	23.78%	28.70%	22.35%	n/a	31.04%
2013	41.43%	30.39%	24.22%	28.58%	23.74%	n/a	30.27%
Margin improvement (bps)	183	11	(44)	11	(140)	n/a	77

(1)         For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 46 of the 2014 Form 20-F and page 39.

(2)   Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

*                    Prior year figures are restated following the adoption of IFRS 11 and the amendment to IAS 19, see note 1 and 18 to the consolidated financial statements.

**             The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.

***      In the year ended 30 June 2014 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	units million	£ million	£ million	£ million	£ million
2013
Acquisitions
Transaction costs	—	—	—	—	4
Integration costs	—	—	—	—	4
	—	—	—	—	8
Disposals
Jose Cuervo	(4.7)	(379)	(295)	(29)	(72)
Nuvo	(0.2)	(14)	(13)	(5)	3
Other disposals	(0.4)	(37)	(31)	—	(4)
	(5.3)	(430)	(339)	(34)	(73)

Acquisitions and disposals	(5.3)	(430)	(339)	(34)	(65)
2014
Acquisitions
DeLeón	—	—	—	3	(3)
Transaction costs	—	—	—	—	(13)
Integration costs	—	—	—	—	(12)
	—	—	—	3	(28)
Disposals
Jose Cuervo	0.7	53	42	—	(9)
Other disposals	0.2	9	7	—	2
	0.9	62	49	—	(7)

Acquisitions and disposals	0.9	62	49	3	(35)

Business review (continued)

Reconciliations of non-GAAP measures to GAAP measures — 2013 compared with 2012

Organic movements

Organic movement calculations for the year ended 30 June 2013 were as follows:

	North America units million	Europe units million	Africa units million	Latin America and Caribbean units million	Asia Pacific units million	Corporate units million	Total units million
Volume
2012 reported	53.0	45.2	24.9	17.2	16.2	—	156.5
IFRS 11*	(0.1)	—	—	—	(0.7)	—	(0.8)
2012 reported (restated)	52.9	45.2	24.9	17.2	15.5	—	155.7
Disposals***	(4.3)	(0.4)	(0.1)	(0.1)	(0.1)	—	(5.0)
2012 adjusted	48.6	44.8	24.8	17.1	15.4	—	150.7
Acquisitions and disposals***	4.3	1.1	0.5	5.5	0.5	—	11.9
Organic movement	0.7	(0.5)	0.8	0.7	(0.1)	—	1.6
2013 reported	53.6	45.4	26.1	23.3	15.8	—	164.2
Organic movement %	1	(1)	3	4	(1)	n/a	1

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2012 reported	4,094	4,966	1,869	1,491	2,104	70	14,594
IFRS 11*	(9)	(16)	(1)	(3)	(173)	—	(202)
2012 reported (restated)	4,085	4,950	1,868	1,488	1,931	70	14,392
Exchange**	25	(48)	(40)	(33)	10	4	(82)
Disposals***	(372)	(45)	(4)	(16)	(10)	—	(447)
2012 adjusted	3,738	4,857	1,824	1,439	1,931	74	13,863
Acquisitions and disposals***	349	155	21	78	142	—	745
Organic movement	175	62	169	224	36	2	668
2013 reported	4,262	5,074	2,014	1,741	2,109	76	15,276
Organic movement %	5	1	9	16	2	3	5

Net sales
2012 reported	3,556	2,949	1,447	1,239	1,501	70	10,762
IFRS 11*	(9)	(16)	(1)	(3)	(94)	—	(123)
2012 reported (restated)	3,547	2,933	1,446	1,236	1,407	70	10,639
Exchange**	22	(39)	(25)	(26)	4	4	(60)
Disposals***	(306)	(26)	(3)	(13)	(7)	—	(355)
2012 adjusted	3,263	2,868	1,418	1,197	1,404	74	10,224
Acquisitions and disposals***	282	72	17	75	123	—	569
Organic movement	178	(25)	129	181	45	2	510
2013 reported	3,723	2,915	1,564	1,453	1,572	76	11,303
Organic movement %	5	(1)	9	15	3	3	5

Marketing
2012 reported	547	440	147	208	343	6	1,691
IFRS 11*	(4)	—	—	—	(16)	—	(20)
2012 reported (restated)	543	440	147	208	327	6	1,671
Exchange**	6	(9)	(5)	(5)	5	(1)	(9)
Disposals***	(46)	(5)	—	(3)	(1)	—	(55)
2012 adjusted	503	426	142	200	331	5	1,607
Acquisitions and disposals***	28	7	2	11	28	—	76
Organic movement	50	(2)	18	22	(3)	1	86
2013 reported	581	431	162	233	356	6	1,769
Organic movement %	10	—	13	11	(1)	20	5

Business review (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
2012 reported	1,360	915	377	369	342	(165)	3,198
IFRS 11 and amendment to IAS 19*	(8)	(6)	—	(1)	(33)	(2)	(50)
2012 reported (restated)	1,352	909	377	368	309	(167)	3,148
Exchange**	14	(15)	(9)	(4)	11	(1)	(4)
Acquisitions and disposals***	(64)	3	4	4	16	19	(18)
2012 adjusted	1,302	897	372	368	336	(149)	3,126
Acquisitions and disposals***	61	20	3	5	24	—	113
Organic movement	115	(14)	25	95	21	(2)	240
2013 reported	1,478	903	400	468	381	(151)	3,479
Organic movement %	9	(2)	7	26	6	(1)	8

Organic operating margin %
2013	41.18%	31.06%	25.66%	33.60%	24.64%	n/a	31.36%
2012	39.90%	31.28%	26.23%	30.74%	23.93%	n/a	30.58%
Margin improvement (bps)	128	(22)	(57)	286	71	n/a	78

(1)    For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 68 of the 2014 Form 20-F and pages 39-40.

(2) Percentages and margin improvement are calculated on rounded figures.

Notes: Information relating to the organic movement calculations

*                    Prior year figures are restated following the adoption of IFRS 11 and the amendment to IAS 19.

**             The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the euro, the South African rand, the Australian dollar, the Turkish lira and the Brazilian real.

***      In the year ended 30 June 2013 the acquisitions and disposals that affected volume, sales, net sales, marketing spend and operating profit were as follows:

	Volume units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
2012
Acquisitions	—	—	—	—	—
Transaction costs	—	—	—	—	61
					61
Disposals
Jose Cuervo	(4.5)	(387)	(304)	(45)	(67)
Nuvo	(0.2)	(29)	(27)	(9)	(3)
Other disposals	(0.3)	(31)	(24)	(1)	(9)
	(5.0)	(447)	(355)	(55)	(79)
Acquisitions and disposals	(5.0)	(447)	(355)	(55)	(18)

2013
Acquisitions
Mey İçki	0.8	113	47	3	17
SJF Holdco and Shui Jing Fang	0.4	130	115	28	22
Meta Abo Brewery	0.4	16	13	1	2
Ypióca	5.3	58	58	8	—
Transaction costs	—	—	—	—	(4)
	6.9	317	233	40	37
Disposals
Jose Cuervo	4.7	396	308	30	76
Nuvo	0.2	22	20	6	(1)
Other disposals	0.1	10	8	—	1
	5.0	428	336	36	76

Acquisitions and disposals	11.9	745	569	76	113

Revised segmental information

In the six months ended 31 December 2014 Diageo changed its internal reporting structure to reflect changes made to management responsibilities, as announced on 30 July 2014. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in its external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The reconciliation to previously reported figures for volume, sales, net sales, marketing spend and operating profit before exceptional items for the years ended 30 June 2014 and 30 June 2013 and 30 June 2012 is provided below:

Volume

	Year ended 30 June 2014			Year ended 30 June 2013			Year ended 30 June 2012
	As reported units million	Reclass units million	Restated units million	As reported units million	Reclass units million	Restated units million	As reported units million	Reclass units million	Restated units million
North America	49.3	—	49.3	53.6	—	53.6	52.9	—	52.9
Europe	—	44.6	44.6	—	45.4	45.4	—	45.2	45.2
Western Europe	33.0	(33.0)	—	33.6	(33.6)	—	34.7	(34.7)	—
Africa	—	24.4	24.4	—	26.1	26.1	—	24.9	24.9
Africa, Eastern Europe and Turkey	36.0	(36.0)	—	37.9	(37.9)	—	35.4	(35.4)	—
Latin America and Caribbean	23.0	—	23.0	23.3	—	23.3	17.2	—	17.2
Asia Pacific	14.8	—	14.8	15.8	—	15.8	15.5	—	15.5
Total	156.1	—	156.1	164.2	—	164.2	155.7	—	155.7

Sales

	Year ended 30 June 2014			Year ended 30 June 2013			Year ended 30 June 2012
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	3,915	—	3,915	4,262	—	4,262	4,085	—	4,085
Europe	—	4,935	4,935	—	5,074	5,074	—	4,950	4,950
Western Europe	3,644	(3,644)	—	3,669	(3,669)	—	3,820	(3,820)	—
Africa	—	1,846	1,846	—	2,014	2,014	—	1,868	1,868
Africa, Eastern Europe and Turkey	3,137	(3,137)	—	3,419	(3,419)	—	2,998	(2,998)	—
Latin America and Caribbean	1,404	—	1,404	1,741	—	1,741	1,488	—	1,488
Asia Pacific	1,801	—	1,801	2,109	—	2,109	1,931	—	1,931
Corporate	79	—	79	76	—	76	70	—	70
Total	13,980	—	13,980	15,276	—	15,276	14,392	—	14,392

Net sales

	Year ended 30 June 2014			Year ended 30 June 2013			Year ended 30 June 2012
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	3,444	—	3,444	3,723	—	3,723	3,547	—	3,547
Europe	—	2,814	2,814	—	2,915	2,915	—	2,933	2,933
Western Europe	2,169	(2,169)	—	2,203	(2,203)	—	2,331	(2,331)	—
Africa	—	1,430	1,430	—	1,564	1,564	—	1,446	1,446
Africa, Eastern Europe and Turkey	2,075	(2,075)	—	2,276	(2,276)	—	2,048	(2,048)	—
Latin America and Caribbean	1,144	—	1,144	1,453	—	1,453	1,236	—	1,236
Asia Pacific	1,347	—	1,347	1,572	—	1,572	1,407	—	1,407
Corporate	79	—	79	76	—	76	70	—	70
Total	10,258	—	10,258	11,303	—	11,303	10,639	—	10,639

Marketing spend

	Year ended 30 June 2014			Year ended 30 June 2013			Year ended 30 June 2012
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	540	—	540	581	—	581	543	—	543
Europe	—	413	413	—	431	431	—	440	440
Western Europe	323	(323)	—	328	(328)	—	355	(355)	—
Africa	—	152	152	—	162	162	—	147	147
Africa, Eastern Europe and Turkey	242	(242)	—	265	(265)	—	232	(232)	—
Latin America and Caribbean	203	—	203	233	—	233	208	—	208
Asia Pacific	305	—	305	356	—	356	327	—	327
Corporate	7	—	7	6	—	6	6	—	6
Total	1,620	—	1,620	1,769	—	1,769	1,671	—	1,671

Operating profit before exceptional items

	Year ended 30 June 2014			Year ended 30 June 2013			Year ended 30 June 2012
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	1,460	—	1,460	1,478	—	1,478	1,352	—	1,352
Europe	—	853	853	—	903	903	—	909	909
Western Europe	639	(639)	—	650	(650)	—	712	(712)	—
Africa	—	340	340	—	400	400	—	377	377
Africa, Eastern Europe and Turkey	554	(554)	—	653	(653)	—	574	(574)	—
Latin America and Caribbean	328	—	328	468	—	468	368	—	368
Asia Pacific	283	—	283	381	—	381	309	—	309
Corporate	(130)	—	(130)	(151)	—	(151)	(167)	—	(167)
Total	3,134	—	3,134	3,479	—	3,479	3,148	—	3,148

Governance

Directors’ Remuneration Report

Extract from Directors’ shareholding requirements and share and other interests

As at 30 June 2014, the beneficial interests of the Executive Directors in ordinary (ordinary equivalent) shares are as follows:

	Share and other interests Ordinary shares or equivalent
	Shares			Share options
	Owned outright / legally owned	Unvested and subject to performance conditions(a)	Unvested and not subject to performance conditions(b)	Vested but unexercised(c)	Unvested and subject to performance conditions(d)	Unvested and not subject to performance conditions(e)
Ivan Menezes	634,810	1,096,932	234,284	222,048	577,380	—
Deirdre Mahlan	228,507	404,468	—	282,812	471,560	937
Paul S Walsh(f)	784,829	1,127,746	—	154,963	1,048,602	1,617

Notes

Full details of the awards summarised above are available to view in the outstanding share plan interests table, on page 142 of the 2014 Form 20-F. US share awards were granted in ADRs (one ADR is equivalent to four ordinary shares); the share holdings in the table are stated as ordinary share equivalents.

(a) Includes awards granted under the PSP and DIP.

(b) Includes awards granted under the DIP.

(c) Includes awards granted under the SESOP.

(d) Includes awards granted under the SESOP.

(e) Includes awards granted under the SAYE.

(f) Paul S Walsh retired from the Board on 19 September 2013 and his beneficial interests are therefore reflected as at 19 September 2013.

Governance (continued)

Directors’ Remuneration Report

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. As previously disclosed, Paul S Walsh has purchased a seasonal development at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transaction was priced on the same basis as all the external seasonal development transactions and was at arm’s length. The value of the transaction at the date of purchase was £43,000. Paul S Walsh continued to hold this seasonal development at 19 September 2013.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2014.

Other than disclosed in this report, no Director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any Director or officer, or 3% or greater shareholder, or any spouse or dependent thereof, was a party. There is no significant outstanding indebtedness to the company from any Directors or officer or 3% or greater shareholder.

Financial statements

Reports of independent registered public accounting firms

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated balance sheet of Diageo plc and subsidiaries as of 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended on pages 30 to 87, including the disclosures identified as ‘part of the audited financial statements’ within the section ‘Share and other interests’ on page 26, and the section ‘Key management personnel related party transactions’ on page 27. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2014, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diageo plc’s internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 30 July 2014 expressed an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

London, England

30 July 2014, except as to notes 2, 3(d), 10(b) and 10(d), which are as of 16 March 2015

Financial statements (continued)

Reports of independent registered public accounting firms (continued)

The Board of Directors and Stockholders

Diageo plc:

We have audited the accompanying consolidated balance sheet of Diageo plc and subsidiaries as of 30 June 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended 30 June 2013 on pages 30 to 87, including the disclosures identified as ‘part of the audited financial statements’ within the section ‘Share and other interests’ on page 26, and the section ‘Key management personnel related party transactions’ on page 27. These consolidated financial statements are the responsibility of Diageo plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diageo plc and subsidiaries as of 30 June 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended 30 June 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

30 July 2013, except as to notes 2, 3(d), 10(b) and 10(d), which are as of 16 March 2015

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2014 £ million	Year ended 30 June 2013 (restated) £ million	Year ended 30 June 2012 (restated) £ million
Sales	2	13,980	15,276	14,392
Excise duties	3	(3,722)	(3,973)	(3,753)
Net sales	2	10,258	11,303	10,639
Cost of sales	3	(4,029)	(4,416)	(4,208)
Gross profit		6,229	6,887	6,431
Marketing	3	(1,620)	(1,769)	(1,671)
Other operating expenses	3	(1,902)	(1,738)	(1,652)
Operating profit		2,707	3,380	3,108
Non-operating items	4	140	(83)	147
Finance income	5	241	259	268
Finance charges	5	(629)	(716)	(709)
Share of after tax results of associates and joint ventures	6	252	217	229
Profit before taxation		2,711	3,057	3,043
Taxation	7	(447)	(507)	(1,011)
Profit from continuing operations		2,264	2,550	2,032
Discontinued operations	8	(83)	—	(11)
Profit for the year		2,181	2,550	2,021

		£million	£million	£million
Attributable to:
Equity shareholders of the parent company - continuing operations		2,331	2,452	1,912
- discontinued operations		(83)	—	(11)
Non-controlling interests - continuing operations		(67)	98	120
		2,181	2,550	2,021

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,506	2,502	2,495
Dilutive potential ordinary shares		11	15	14
		2,517	2,517	2,509

		pence	pence	pence
Basic earnings per share
Continuing operations		93.0	98.0	76.6
Discontinued operations		(3.3)	—	(0.4)
		89.7	98.0	76.2
Diluted earnings per share
Continuing operations		92.6	97.4	76.2
Discontinued operations		(3.3)	—	(0.4)
		89.3	97.4	75.8

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2014 £ million	Year ended 30 June 2013 (restated) £ million	Year ended 30 June 2012 (restated) £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	13	(169)	119	(438)
– associates and joint ventures		2	(19)	(2)
Tax on post employment plans		20	(35)	86
		(147)	65	(354)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
– group		(1,133)	94	(69)
– non-controlling interests		(120)	36	18
– associates and joint ventures		(294)	108	(245)
Exchange differences on borrowings and derivative net investment hedges		414	(207)	210
Tax on exchange differences on borrowings and derivative net investment hedges		12	3	7
Effective portion of changes in fair value of cash flow hedges
– gains/(losses) taken to other comprehensive income - group		59	(48)	40
– (losses)/gains taken to other comprehensive income - associates and joint ventures		(5)	7	(11)
– recycled to income statement		34	(33)	(15)
Tax on effective portion of changes in fair value of cash flow hedges		2	17	(4)
Fair value movements on available-for-sale investments	17
– gains taken to other comprehensive income		55	85	—
– recycled to income statement		(140)	—	—
Hyperinflation adjustment		11	4	3
Tax on hyperinflation adjustment		(2)	—	—
		(1,107)	66	(66)
Other comprehensive (loss)/income, net of tax, for the year		(1,254)	131	(420)
Profit for the year		2,181	2,550	2,021
Total comprehensive income for the year		927	2,681	1,601

Attributable to:
Equity shareholders of the parent company		1,114	2,547	1,463
Non-controlling interests		(187)	134	138
Total comprehensive income for the year		927	2,681	1,601

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2014		30 June 2013 (restated)
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	7,891		9,013
Property, plant and equipment	11	3,433		3,425
Biological assets		53		36
Investments in associates and joint ventures	6	3,201		2,521
Other investments	12	63		412
Other receivables	14	107		127
Other financial assets	15	250		393
Deferred tax assets	7	246		242
Post employment benefit assets	13	251		312
			15,495		16,481
Current assets
Inventories	14	4,222		4,207
Trade and other receivables	14	2,499		2,437
Assets held for sale		8		51
Other financial assets	15	118		65
Cash and cash equivalents	16	622		1,750
			7,469		8,510
Total assets			22,964		24,991
Current liabilities
Borrowings and bank overdrafts	16	(1,576)		(1,852)
Other financial liabilities	15	(146)		(122)
Trade and other payables	14	(2,800)		(3,212)
Corporate tax payable		(197)		(224)
Provisions	14	(132)		(109)
			(4,851)		(5,519)
Non-current liabilities
Borrowings	16	(7,638)		(8,217)
Other financial liabilities	15	(447)		(473)
Other payables	14	(94)		(118)
Provisions	14	(253)		(256)
Deferred tax liabilities	7	(1,365)		(1,467)
Post employment benefit liabilities	13	(726)		(853)
			(10,523)		(11,384)
Total liabilities			(15,374)		(16,903)
Net assets			7,590		8,088
Equity
Share capital	17	797		797
Share premium		1,345		1,344
Other reserves		2,243		3,154
Retained earnings		2,438		1,741
Equity attributable to equity shareholders of the parent company			6,823		7,036
Non-controlling interests	17		767		1,052
Total equity			7,590		8,088

Figures as at 30 June 2013 have been restated following the adoption of IFRS 11. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by a duly appointed and authorised committee of the board of directors on 30 July 2014 and were signed on its behalf by Ivan Menezes and Deirdre Mahlan, Directors.

Financial statements (continued)

Consolidated statement of changes in equity

					Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2011 as previously reported	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	740	5,985
Prior year adjustments (note 1)
- Adoption of IFRS 11	—	—	—	—	—	—	—	—	(26)	(26)
At 30 June 2011 as restated	797	1,343	3,146	154	(2,257)	2,062	(195)	5,245	714	5,959
Total comprehensive income	—	—	—	(87)	—	1,550	1,550	1,463	138	1,601
Share-based incentive plans	—	—	—	—	—	35	35	35	—	35
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	29	29	29	—	29
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	452	452
Proceeds from non-controlling interests	—	—	—	—	—	—	—	—	11	11
Change in fair value of put options	—	—	—	—	—	(6)	(6)	(6)	—	(6)
Purchase of non-controlling interests	—	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	—	(1,036)	(1,036)	(1,036)	(101)	(1,137)
At 30 June 2012 (restated)	797	1,344	3,146	67	(2,257)	2,491	234	5,588	1,204	6,792
Total comprehensive income	—	—	—	(59)	—	2,606	2,606	2,547	134	2,681
Employee share schemes	—	—	—	—	25	(34)	(9)	(9)	—	(9)
Share-based incentive plans	—	—	—	—	—	45	45	45	—	45
Share-based incentive plans in respect of associates	—	—	—	—	—	2	2	2	—	2
Tax on share-based incentive plans	—	—	—	—	—	30	30	30	—	30
Acquisitions	—	—	—	—	—	—	—	—	(21)	(21)
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(100)	(100)	(100)	(100)	(200)
Dividends paid	—	—	—	—	—	(1,125)	(1,125)	(1,125)	(100)	(1,225)
Transfers	—	—	—	—	—	65	65	65	(65)	—
At 30 June 2013 (restated)	797	1,344	3,146	8	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	—	—	—	(911)	—	2,025	2,025	1,114	(187)	927
Employee share schemes	—	—	—	—	(48)	(67)	(115)	(115)	—	(115)
Share-based incentive plans	—	—	—	—	—	37	37	37	—	37
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Shares issued	—	1	—	—	—	—	—	1	—	1
Acquisitions	—	—	—	—	—	—	—	—	8	8
Change in fair value of put options	—	—	—	—	—	(7)	(7)	(7)	—	(7)
Purchase of non-controlling interests	—	—	—	—	—	(19)	(19)	(19)	(18)	(37)
Dividends paid	—	—	—	—	—	(1,228)	(1,228)	(1,228)	(88)	(1,316)
At 30 June 2014	797	1,345	3,146	(903)	(2,280)	4,718	2,438	6,823	767	7,590

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2014		Year ended 30 June 2013 (restated)		Year ended 30 June 2012 (restated)
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,181		2,550		2,021
Discontinued operations		83		—		11
Taxation		447		507		1,011
Share of after tax results of associates and joint ventures		(252)		(217)		(229)
Net finance charges		388		457		441
Non-operating items		(140)		83		(147)
Operating profit			2,707		3,380		3,108
Increase in inventories		(229)		(268)		(336)
Increase in trade and other receivables		(276)		(350)		(211)
(Decrease)/increase in trade and other payables and provisions		(92)		66		26
Net increase in working capital			(597)		(552)		(521)
Depreciation, amortisation and impairment		629		398		407
Dividends received		228		220		190
Post employment payments less amounts included in operating profit		(196)		(487)		(188)
Other items		(80)		45		(1)
			581		176		408
Cash generated from operations			2,691		3,004		2,995
Interest received		143		130		158
Interest paid		(575)		(557)		(549)
Taxation paid		(469)		(544)		(508)
			(901)		(971)		(899)
Net cash from operating activities			1,790		2,033		2,096
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		80		39		39
Purchase of property, plant and equipment and computer software		(642)		(636)		(477)
Movements in loans and other investments		7		16		(1)
Sale of businesses		2		(16)		51
Acquisition of businesses	9	(536)		(644)		(1,420)
Net cash outflow from investing activities			(1,089)		(1,241)		(1,808)
Cash flows from financing activities
Proceeds from issue of share capital		1		—		1
Net purchase of own shares for share schemes		(113)		(11)		—
Dividends paid to non-controlling interests		(88)		(100)		(101)
Proceeds from non-controlling interests		—		—		11
Purchase of shares of non-controlling interests	9	(37)		(200)		(155)
Proceeds from bonds	16	1,378		2,100		1,548
Repayment of bonds	16	(1,471)		(869)		(1,171)
Net movements on other borrowings		(64)		7		115
Equity dividends paid		(1,228)		(1,125)		(1,036)
Net cash outflow from financing activities			(1,622)		(198)		(788)
Net (decrease)/increase in net cash and cash equivalents			(921)		594		(500)
Exchange differences			(192)		36		(27)
Net cash and cash equivalents at beginning of the year			1,645		1,015		1,542
Net cash and cash equivalents at end of the year			532		1,645		1,015

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		622		1,750		1,047
Bank overdrafts	16		(90)		(105)		(32)
			532		1,645		1,015

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11. See notes 1 and 18 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group’s accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements that are specific to a note are included in the note to which they relate. This section also explains new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. ACCOUNTING INFORMATION AND POLICIES

Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Going concern

The group has considerable financial resources available. At 30 June 2014 the group has cash and cash equivalents of £622 million and undrawn bank facilities of £2,047 million (excluding a £1,170 million committed facility that was cancelled on completion of acquisition of a further investment in USL on 2 July 2014), with borrowings and bank overdrafts due within one year of £1,576 million. The group owns a diverse portfolio of beverage alcohol assets. With a globally diverse customer and supplier base the directors believe that the group is well positioned to manage its business and financial risks successfully.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. Control is the power to direct the relevant activities of the subsidiary that significantly affect the subsidiary’s return so as to have rights to the variable return from its activities. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is consolidated on the basis of the group’s rights over those assets and liabilities.

Foreign currencies

Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Balance sheets are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction.

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2014, expressed in US dollars and euros per £1, were as follows:

	2014	2013	2012
US dollar
Income statement*	1.63	1.57	1.58
Assets and liabilities**	1.71	1.52	1.57
Euro
Income statement*	1.20	1.21	1.18
Assets and liabilities**	1.25	1.17	1.24

*                                         Weighted average rates

**                                  Year end rates

The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements. For further information see note 15.

Financial statements (continued)

Critical accounting estimates and judgements

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•                  Exceptional items — page 44

•                  Taxation — page 49

•                  Business combinations — page 53

•                  Brands, goodwill and other intangibles — page 55

•                  Post employment benefits — page 61

•                  Contingent liabilities and legal proceedings — page 83

In the year ended 30 June 2014 significant judgement has been made in respect of the exchange rate used to translate the group’s Venezuelan operations.

In March 2014, the Central Bank of Venezuela opened the Second Ancillary Foreign Currency Administration System (Sicad II) that allows private and public companies to trade foreign currency at a higher exchange rate than the official exchange rate. As a result, the group has applied a consolidation rate of $1 = VEF49.98 (£1 =VEF85.47) to its Venezuelan operations for the year ended 30 June 2014. For the years ended 30 June 2013 and 30 June 2012 a rate of $1 = VEF9 (£1 = VEF13.68; £1 = VEF14.13, respectively) was used to translate the group’s Venezuelan operations.

The impact of the change in the consolidation rate on the group’s Venezuelan operations for the year ended 30 June 2014 was as follows:

	As reported at $1 = VEF 49.98 £1= VEF 85.47 £ million	At $1 = VEF 9 £1= VEF 15.39 £ million	Decrease £ million
Net sales	79	437	358
Operating profit	56	285	229
Cash and cash equivalents	72	401	329
Net assets	83	461	378

New accounting policies

The following accounting standards and amendment, issued by the IASB and endorsed by the EU, are effective for the first time in the current financial year and have been adopted by the group:

IFRS 10 — Consolidated financial statements does not change the core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity and does not have an impact on the mechanics of the consolidation. Application of IFRS 10 has not affected the scope of the consolidation.

IFRS 11 — Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. This means that for certain entities the group’s share of their sales and other financial items is no longer consolidated on a line by line basis but the group’s net share of their net income is included in the line ‘Share of after tax results of associates and joint ventures’. Following the adoption of IFRS 11, the group has restated its comparatives in the financial statements.

IFRS 12 — Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The notes to the financial statements have been amended to comply with the new standard.

IFRS 13 — Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values, and has had no impact on the group’s financial position or performance.

Amendment to IAS 19 — Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that impacts the group is that the amendment requires the expected returns on pension plan assets, previously calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. Following the adoption of the amendment to IAS 19, the group has restated its comparatives in the financial statements.

Following the adoption of the above standards and amendment to standards, comparative prior year figures have been restated. The impact on the group’s consolidated statement of comprehensive income, net assets and net cash flow are provided in note 18. Restated segmental information for the years ended 30 June 2013 and 30 June 2012 is provided on pages 39-40.

Financial statements (continued)

The following amendments to the accounting standards, issued by the IASB and endorsed by the EU, have been adopted by the group from 1 July 2013 with no significant impact on its consolidated results or financial position:

•                  Amendment to IAS 1 — Clarification of the requirements for comparative information

•                  Amendment to IAS 16 — Classification of servicing equipment

•                  IAS 27 (Revised) — Separate financial statements

•                  IAS 28 (Revised) — Investments in associates and joint ventures

•                  Amendment to IAS 32 — Tax effect of distribution to holders of equity instruments

•                  Amendment to IAS 34 — Interim financial reporting

•                  Amendment to IAS 36 — Recoverable amount disclosures for non-financial assets

•                  Amendment to IFRS 7 — Disclosures — Offsetting financial assets and financial liabilities

The following standards issued by the IASB have not yet been adopted by the group:

IFRS 9 — Financial instruments (effective in the year ending 30 June 2019, not yet endorsed by the EU) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology. The group is currently considering the impact of IFRS 9 on its consolidated results and financial position.

IFRS 15 — Revenue from contracts with customers (effective in the year ending 30 June 2018, not yet endorsed by the EU) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles-based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS. Based on a preliminary assessment of the adoption of IFRS 15 the group currently believes this standard will have no significant impact on its consolidated results or financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2015, which are not expected to significantly impact the group’s performance or financial position.

Financial statements (continued)

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2014. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. SEGMENTAL INFORMATION (restated for change in reporting segments)

Accounting policies

Sales comprise revenue from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In some countries excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others it is effectively a production tax which is incurred when the spirit is removed from bonded warehouses. In these countries excise duties are part of the cost of goods sold and are not separately identified on the sales invoice.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures as set out in note 6. The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker). The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment.

In the six months ended 31 December 2014 the group changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in its external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific; and Corporate. The geographical segments Western Europe and Africa, Eastern Europe and Turkey are no longer reported. Consequently, the segmental information (in parts (a) and (b) below) for the three years ended 30 June 2014, 2013 and 2012 has been restated to present the current internal reporting structure. Figures for the two years ended 30 June 2013 and 2012 had been previously restated as a result of the adoption of IFRS 11 and the amendment to IAS 19.

In addition, a further segment reviewed by the executive committee is International Supply Centre (ISC). From 1 July 2013, the majority of the group’s supply operations (formerly the Global Supply segment) have been integrated into demand markets while the supply operations in the United Kingdom, Ireland and Italy, which manufacture products for other group companies, are operated by the ISC. The results of the ISC segment are allocated to the geographical segments for the purpose of explaining the group’s performance. The management reporting, at budget exchange rate, for the years ended 30 June 2013 and 30 June 2012 have not been restated as the integration of the non-ISC supply operations into the demand markets has not altered the externally reported net sales and operating profit before exceptional items of the geographical segments. The other segmental information in note 2(b) in respect of capital expenditures and depreciation, intangible asset amortisation and impairment for the years ended 30 June 2013 and 2012 has been restated for the change in the reporting of the ISC.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and China. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Financial statements (continued)

(a) Segmental information for the consolidated income statement – continuing operations

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2014 (restated)
Sales	3,915	4,935	1,846	1,404	1,801	1,504	(1,504)	13,901	79	13,980
Net sales
At budgeted exchange rates*	3,563	2,824	1,506	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	—	—	—	—	—	47	—	47
ISC allocation	12	56	5	10	8	(91)	—	—	—	—
Retranslation to actual exchange rates	(175)	(69)	(81)	(177)	(107)	—	—	(609)	—	(609)
Net sales	3,444	2,814	1,430	1,144	1,347	1,504	(1,504)	10,179	79	10,258
Operating profit/(loss)
At budgeted exchange rates*	1,535	838	366	397	333	84	—	3,553	(128)	3,425
Acquisitions and disposals	(12)	(3)	—	—	(19)	—	—	(34)	(2)	(36)
ISC allocation	11	52	4	9	8	(84)	—	—	—	—
Retranslation to actual exchange rates	(74)	(34)	(30)	(78)	(39)	—	—	(255)	—	(255)
Operating profit/(loss) before exceptional items	1,460	853	340	328	283	—	—	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	—	(415)	(12)	(427)
Operating profit/(loss)	1,425	833	317	314	7	(47)	—	2,849	(142)	2,707
Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures
- Moët Hennessy										246
- Other										6
Profit before taxation										2,711

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2013 (restated)
Sales	4,262	5,074	2,014	1,741	2,109	2,648	(2,648)	15,200	76	15,276
Net sales
At budgeted exchange rates*	3,707	2,890	1,566	1,416	1,480	2,754	(2,667)	11,146	76	11,222
Acquisitions and disposals	—	49	14	66	119	—	—	248	—	248
Global Supply allocation	36	31	3	11	6	(87)	—	—	—	—
Retranslation to actual exchange rates	(20)	(55)	(19)	(40)	(33)	(19)	19	(167)	—	(167)
Net sales	3,723	2,915	1,564	1,453	1,572	2,648	(2,648)	11,227	76	11,303
Operating profit/(loss)
At budgeted exchange rates*	1,445	864	418	480	369	82	—	3,658	(154)	3,504
Acquisitions and disposals	—	15	2	—	22	—	—	39	—	39
Global Supply allocation	46	30	3	—	3	(82)	—	—	—	—
Retranslation to actual exchange rates	(13)	(6)	(23)	(12)	(13)	—	—	(67)	3	(64)
Operating profit/(loss) before exceptional items	1,478	903	400	468	381	—	—	3,630	(151)	3,479
Exceptional items	—	(31)	(5)	—	(1)	(62)	—	(99)	—	(99)
Operating profit/(loss)	1,478	872	395	468	380	(62)	—	3,531	(151)	3,380
Non-operating items										(83)
Net finance charges										(457)
Share of after tax results of associates and joint ventures
– Moët Hennessy										230
– Other										(13)
Profit before taxation										3,057

Financial statements (continued)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2012 (restated)
Sales	4,085	4,950	1,868	1,488	1,931	2,652	(2,652)	14,322	70	14,392
Net sales
At budgeted exchange rates*	3,539	2,648	1,444	1,242	1,358	2,766	(2,665)	10,332	70	10,402
Acquisitions and disposals	1	337	32	—	—	—	—	370	—	370
Global Supply allocation	52	31	2	8	8	(101)	—	—	—	—
Retranslation to actual exchange rates	(45)	(83)	(32)	(14)	41	(13)	13	(133)	—	(133)
Net sales	3,547	2,933	1,446	1,236	1,407	2,652	(2,652)	10,569	70	10,639
Operating profit/(loss)
At budgeted exchange rates*	1,303	750	387	386	317	148	—	3,291	(143)	3,148
Acquisitions and disposals	—	119	(3)	(8)	(19)	—	—	89	(19)	70
Global Supply allocation	69	64	3	5	7	(148)	—	—	—	—
Retranslation to actual exchange rates	(20)	(24)	(10)	(15)	4	—	—	(65)	(5)	(70)
Operating profit/(loss) before exceptional items	1,352	909	377	368	309	—	—	3,315	(167)	3,148
Exceptional items	(11)	43	(7)	(2)	(10)	(40)	—	(27)	(13)	(40)
Operating profit/(loss)	1,341	952	370	366	299	(40)	—	3,288	(180)	3,108
Non-operating items										147
Net finance charges										(441)
Share of after tax results of associates and joint ventures
– Moët Hennessy										205
– Other										24
Profit before taxation										3,043

*                 These items represent the IFRS 8 performance measures for the geographical and ISC/Global Supply segments.

(i)             The net sales figures for ISC/Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC/Global Supply segment to the other operating segments, inter-segmental sales are not material.

(ii)          The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(iii)       Approximately 40% of annual net sales occur in the last four months of each calendar year.

Financial statements (continued)

(b) Other segmental information

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2014 (restated)
Capital expenditure	65	28	154	39	25	280	51	642
Depreciation and intangible asset amortisation	(40)	(24)	(92)	(12)	(19)	(100)	(57)	(344)
Exceptional accelerated depreciation and impairment	(2)	—	—	—	(4)	(18)	(1)	(25)
Exceptional impairment of intangible assets	—	—	—	—	(260)	—	—	(260)
2013 (restated)
Capital expenditure	76	22	183	20	42	226	67	636
Depreciation, intangible asset amortisation and impairment	(37)	(25)	(92)	(13)	(20)	(89)	(49)	(325)
Exceptional accelerated depreciation	(4)	—	—	—	—	(19)	—	(23)
Exceptional impairment of intangible assets	—	(50)	—	—	—	—	—	(50)
2012 (restated)
Capital expenditure	61	18	137	20	18	145	78	477
Depreciation and intangible asset amortisation	(46)	(23)	(82)	(11)	(20)	(89)	(48)	(319)
Exceptional accelerated depreciation	(11)	—	—	—	—	(18)	—	(29)
Exceptional impairment of intangible assets	—	(59)	—	—	—	—	—	(59)

(c) Category and geographic analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	Rest of World £ million	Total £ million
2014
Sales (i)	9,941	2,581	468	817	173	13,980	1,735	3,568	65	8,612	13,980
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,625	3,097	2,100	7,926	14,748
2013 (restated)
Sales (i)	10,957	2,776	503	902	138	15,276	1,718	3,939	65	9,554	15,276
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,514	3,420	2,255	8,345	15,534
2012 (restated)
Sales (i)	10,046	2,752	507	934	153	14,392	1,640	3,790	57	8,905	14,392
Non-current assets (ii), (iii)	—	—	—	—	—	—	1,393	3,288	2,228	7,330	14,239

(i)              The geographical analysis of sales is based on the location of third party customers.

(ii)            The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(iii)        The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

Financial statements (continued)

3. OPERATING COSTS

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Excise duties	3,722	3,973	3,753
Cost of sales	4,029	4,416	4,208
Marketing	1,620	1,769	1,671
Other operating expenses	1,902	1,738	1,652
	11,273	11,896	11,284
Comprising:
Excise duties – Great Britain	863	861	863
– United States	467	534	533
– Other	2,392	2,578	2,357
Increase in inventories	(291)	(228)	(431)
Raw materials and consumables	1,804	2,404	2,473
Marketing	1,620	1,769	1,671
Other external charges (a)	2,333	2,192	2,226
Staff costs (d)	1,479	1,403	1,226
Depreciation, amortisation and impairment	629	398	407
Gains on disposal of properties	(25)	(1)	(19)
Net foreign exchange losses/(gains)	12	(1)	7
Other operating income	(10)	(13)	(29)
	11,273	11,896	11,284

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £30 million (2013 – £27 million; 2012 – £22 million), other operating lease rentals (mainly properties) of £85 million (2013 – £93 million; 2012 – £92 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £24 million (2013 – £21 million; 2012 – £18 million) and maintenance and repairs of £72 million (2013 – £88 million; 2012 – £89 million).

(b) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2014 £ million	2013 £ million	2012 £ million
Other external charges	31	10	40
Staff costs
– Pension changes - past service credits (note 4)	—	(20)	(115)
– Net charge in respect of restructuring programmes	111	36	27
Depreciation, amortisation and impairment
– Accelerated depreciation	21	23	29
– Brand and tangible asset impairment	264	50	59
Total exceptional operating costs	427	99	40
Cost of sales	23	27	31
Other operating expenses	404	72	9
Total exceptional operating costs	427	99	40

Financial statements (continued)

(c) Auditor fees

Other external charges include the fees of the principal auditor of the group, KPMG LLP and its affiliates:

	2014 £ million	2013 £ million	2012 £ million
Audit fees of these financial statements	3.4	3.5	3.1
Audit of financial statements of subsidiaries	2.3	2.4	2.7
Audit related assurance services (i)	1.6	1.6	1.6
Total audit fees (Audit fees)	7.3	7.5	7.4
Other services relevant to taxation (Tax fees) (ii)	0.6	1.1	1.1
Other assurance services (Audit related fees) (iii)	0.7	0.5	1.0
All other non-audit fees (All other fees) (iv)	0.4	1.1	1.9
	9.0	10.2	11.4

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)	Other services relevant to taxation principally comprise tax advice in respect of transactions.
(iii)

Other assurance services comprise the aggregate fees for assurance and related services that are related to the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(iv)	All other non-audit fees are principally in respect of advisory and other services in respect of acquisitions and disposals.
(v)

Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2013 – £0.4 million; 2012 – £0.3 million) of the costs in respect of the review of the half year results which would be included in audit related fees in the United States rather than audit fees.

Audit services by firms other than KPMG LLP and its affiliates were not material in any of the years presented. KPMG LLP and its affiliates’ fees for audit services in respect of employee pension plans were £0.3 million (2013 – £0.4 million; 2012 – £0.4 million).

(d) Staff costs and average number of employees

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Aggregate remuneration
Wages and salaries	1,242	1,148	1,088
Share-based incentive plans	38	46	36
Employer’s social security	92	92	89
Employer’s pension
- defined benefit plans	91	97	(5)
- defined contribution plans	15	13	13
Other post employment plans	1	7	5
	1,479	1,403	1,226

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2014 (restated)*	2013 (restated)*	2012 (restated)*
North America	3,120	3,129	3,127
Europe	4,056	3,927	3,812
Africa	5,252	5,648	5,116
Latin America and Caribbean	3,002	3,031	2,175
Asia Pacific	3,985	4,075	2,749
ISC	4,431	4,878	5,190
Corporate and other	3,509	3,311	3,133
	27,355	27,999	25,302

Financial statements (continued)

* From 1 July 2013, the group adopted IFRS 11 and the responsibility for a number of local supply operations was transferred to the markets. As a result comparative years had been previously restated. In addition, the figures for each of the years have been restated for the change in geographical segments referred to in note 2. Employees of corporate functions whose costs are charged to the operating segments, such as those in shared service operations, are included in ‘Corporate and other’ in the table above.

At 30 June 2014 the group had, on a full time equivalent basis, 26,588 (2013 – 28,056; 2012 – 27,077) employees. The average number of employees of the group, including part time employees, for the year was 27,958 (2013 – 28,545; 2012 – 26,090).

4. EXCEPTIONAL ITEMS

Accounting policies

IAS 1 (Revised) – Presentation of financial statements requires material items of income and expense to be disclosed separately.

Critical accounting estimates and judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

	2014 £ million	2013 £ million	2012 £ million
Items included in operating profit
Restructuring
Global efficiency programme (a)	(98)	—	—
Supply excellence review (b)	(35)	(25)	—
Irish brewing operations (c)	(30)	(36)	(11)
Global Supply operations (d)	—	(8)	(16)
Operating model review (e)	—	—	(69)
Other
Brand and tangible asset impairment (f)	(264)	(50)	(59)
Pension changes — past service credits (g)	—	20	115
	(427)	(99)	(40)
Non-operating items
Step ups
United Spirits Limited (h)	140	—	—
SJF Holdco and Shuijingfang (i)	—	—	124
Sale of businesses
Nuvo (j)	—	(83)	—
Tanzania Breweries Limited (k)	—	—	23
	140	(83)	147
Exceptional items before taxation	(287)	(182)	107
Items included in taxation (note 7)	99	55	(505)
Exceptional items in continuing operations	(188)	(127)	(398)
Discontinued operations net of taxation (note 8)	(83)	—	(11)
Total exceptional items	(271)	(127)	(409)
Attributable to:
Equity shareholders of the parent company	(146)
Non-controlling interests	(125)
Total exceptional items	(271)

Financial statements (continued)

(a) On 30 January 2014 Diageo announced its plan to restructure the organisation and deliver further operating efficiencies. This is in line with the principles implemented by the operating model review announced in 2011, includes reorganisation of teams in the markets working with regions and global functions, reconfiguration of procurement, logistics and shared services and transformation of information services. Total exceptional operating charges in the two years ended 30 June 2015 in respect of the programme are expected to amount to approximately £200 million. The charge for the year ended 30 June 2014 is principally in respect of redundancies in all regions.

(b) In March 2013 the group announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo’s markets. This is a continuation of the principles implemented by the operating model review announced in 2011. In addition, a number of initiatives were launched to consolidate and streamline the supply operations to create greater operating efficiencies. Total exceptional operating charges in the three years ending 30 June 2015 in respect of the programme are estimated to be approximately £100 million. The charge for the year ended 30 June 2014 is principally in respect of redundancies and project costs in the United Kingdom, North America and Africa (2013 — redundancies in the United Kingdom, North America and Africa).

(c) The group has centralised its brewing activities in Ireland at one site. This resulted in the closure of the breweries and associated activities at Dundalk, Kilkenny and Waterford. The exceptional charge for the year ended 30 June 2014 is principally in respect of redundancy related charges and accelerated depreciation (2013 — redundancy related charges and accelerated depreciation; 2012 — accelerated depreciation). The programme is expected to be completed in the year ending 30 June 2015.

(d) In the year ended 30 June 2010 the group announced a number of initiatives to consolidate and streamline the Global Supply spirits operations in the United Kingdom and North America in order to create greater operating efficiencies. This included the consolidation of distilling, packaging and warehousing activities into fewer sites and resulted in the closure of a distillery, two cooperages and a warehouse in Scotland. The packaging plant at Kilmarnock closed in 2012. It also included the closure of the Dorval bottling plant in Quebec, Canada and the restructuring of the Daventry distribution centre and the closure of the Menlo Park bottling plant in California and the specialty product building at the Relay plant in Maryland. The costs were primarily in respect of redundancies, additional depreciation and site decommissioning costs.

(e) In the year ended 30 June 2011 the group reviewed its operating model across its businesses and commenced a restructuring programme. The main objective of the programme was to improve the effectiveness and productivity of its operations and to deploy resources closer to the market and in those geographical regions where the potential for growth is greatest. This review resulted in changes to the group’s regional structure and the way it organises its central functions. The charges were principally in respect of staff redundancies, early termination of contracts and lease costs primarily in the United Kingdom, Ireland and the United States.

(f) In the year ended 30 June 2014 an exceptional impairment loss of £260 million (2013 – £nil) in respect of the Shui Jing Fang brand and £4 million (2013 – £nil) in respect of fixed assets was charged to other operating expenses. For further details see note 10. In the year ended 30 June 2013 an impairment loss of £50 million (2012 – £59 million) was charged to other operating expenses in respect of the Cacique brand.

(g) In the year ended 30 June 2013 the members of the Guinness Ireland Group Pension Scheme were notified that future pension increases would be restricted resulting in a past service pension credit to the income statement of €25 million (£20 million) (2012 – £29 million). In the year ended 30 June 2012 there was an exceptional credit to operating costs of £86 million following an announcement by the UK government that statutory increases could be changed from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI).

(h) On 4 July 2013 the group acquired an additional 14.98% investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference between the original cost of the investment and its fair value has been included in the income statement.

(i) In the year ended 30 June 2012 Diageo acquired an additional 4% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.). As a result of SJF Holdco and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and their market value on the completion dates. The gain included £30 million of cumulative exchange gains recycled from other comprehensive income.

(j) On 5 June 2013 the group disposed of its 71.25% interest in London Group, the owner of the Nuvo brand and its 20% equity interest in LNJ Group, LLC, the owner of the 22 Marquis brand at a loss of $126 million (£83 million).

(k) In January 2012 Diageo sold its 20% equity interest in Tanzania Breweries Limited for a consideration of £47 million. The gain before tax on the disposal was £23 million after transaction costs.

Cash payments included in cash generated from operations in respect of exceptional restructuring items and thalidomide were as follows:

Financial statements (continued)

	2014 £ million	2013 £ million	2012 £ million
Exceptional restructuring	(104)	(61)	(158)
Thalidomide	(59)	(23)	(16)
Total cash payment	(163)	(84)	(174)

5. FINANCE INCOME AND CHARGES

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement based on the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post employment plans, the discount unwind of long term obligations and a hyperinflation charge. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Interest income	109	99	107
Fair value gain on interest rate instruments	115	155	155
Total interest income	224	254	262
Interest charge on bank loans and overdrafts	(40)	(28)	(22)
Interest charge on finance leases	(20)	(20)	(12)
Interest charge on all other borrowings	(395)	(454)	(459)
Fair value loss on interest rate instruments	(117)	(151)	(151)
Total interest charges	(572)	(653)	(644)
Net interest charges	(348)	(399)	(382)
Net finance income in respect of post employment plans in surplus (note 13)	17	—	5
Other finance income	—	5	1
Total other finance income	17	5	6
Net finance charge in respect of post employment plans in deficit (note 13)	(29)	(38)	(42)
Unwinding of discounts	(9)	(16)	(17)
Hyperinflation adjustment	(13)	(4)	(3)
Other finance charges	(6)	(5)	(3)
Total other finance charges	(57)	(63)	(65)
Net other finance charges	(40)	(58)	(59)

Financial statements (continued)

6. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Accounting policies

An associate is an undertaking in which the group has a long term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results is included in the consolidated income statement below the group’s operating profit. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs to sell.

Associates and joint ventures are initially recorded at cost including transaction costs.

Diageo’s principal associates at 30 June 2014 were Moët Hennessy and United Spirits Limited (USL).

Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy — Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo’s premium brands of Scotch whisky and gin and Moët Hennessy’s premium champagne and cognac brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy. The operations of Moët Hennessy in France are conducted through a partnership in which Diageo has a 34% interest and, as a partner, Diageo pays any tax due on its share of the results of the partnership to the tax authorities.

As at 30 June 2014 Diageo had 28.78% investment in USL, the leading spirits company in India. USL is based in Bangalore, India and listed on the Bangalore Stock Exchange, the Bombay Stock Exchange and the National Stock Exchange of India.

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	USL and others £ million	Total £ million
Cost less provisions
At 30 June 2012 as previously reported	1,985	213	2,198
Prior year adjustment - IFRS 11	—	76	76
At 30 June 2012 as restated	1,985	289	2,274
Exchange differences	111	(3)	108
Additions	—	77	77
Disposals	—	(3)	(3)
Share of profit/(loss) after tax	230	(13)	217
Dividends	(193)	(27)	(220)
Share of tax attributable to shareholders	78	—	78
Share of movements in other comprehensive income and equity	(7)	(3)	(10)
At 30 June 2013 (restated)	2,204	317	2,521
Exchange differences	(169)	(125)	(294)
Additions (b)	—	483	483
Transfer from other investments	—	399	399
Share of profit after tax	246	6	252
Dividends	(197)	(31)	(228)
Share of tax attributable to shareholders	68	—	68
At 30 June 2014	2,152	1,049	3,201

The group’s share of the results of USL for the year ended 30 June 2014, included in the table above, based on management accounts adjusted to the group’s accounting policies, was not material.

(b) In the years ended 30 June 2014 and 30 June 2013 the group completed the acquisition of the following investments in USL:

Financial statements (continued)

Date	Investment	Number of shares million	Share price INR	Cost INR billion	Cost £ million
13 and 27 May 2013*	10.04%	14.59	1440	21.0	250
4 July 2013**	14.98%	21.77	1440	31.3	342
26 November 2013	1.35%	1.97	2400	4.7	47
31 January 2014	2.41%	3.50	2474	8.7	85
As at 30 June 2014	28.78%	41.83		65.7	724

*               Directly attributable transaction costs of £33 million are included within the initial investment cost.

**        From 4 July 2013, the group has accounted for its investment in USL as an associate. The share price of USL was INR 2515 per share on 3 July 2013 and a £140 million gain, arising on the remeasurement of the investment to fair value, previously reported in other comprehensive income, has been recycled to the income statement.

In the year ended 30 June 2014 the group accounted for its 28.78% investment in USL as an associate.

On 2 July 2014, on the completion of the tender offer Diageo acquired an additional 26% (37.79 million shares) investment in USL at a cost of INR 3030 per share for a total consideration of INR 114.5 billion (£1,118 million). This has taken the group’s investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) and a non-controlling interest representing 43.9% of the net assets acquired will be established.

The initial accounting for this business combination has not been finalised as the most recent stage of the acquisition to take the group’s investment to 54.78% completed on 2 July 2014 and the financial statements of USL for the year ended 31 March 2014 have not yet been finalised and approved. Accordingly the fair value assessment of USL’s balance sheet including brands acquired and the related deferred tax have not been finalised. It is anticipated that a provisional opening fair value balance sheet of USL will be provided in the 31 December 2014 interim financial information.

A gain of £103 million is expected to be recognised in the 2015 financial statements reflecting the step up in investment from associate to subsidiary. This will be reported as a non-operating exceptional gain in the group’s consolidated accounts in the year ending 30 June 2015.

USL prepares its financial statements under Indian GAAP to 31 March each year and the published summary income statement information for the year ended 31 March 2013 and the consolidated balance sheet information as at 31 March 2013 is set out below, translated at the 30 June 2013 exchange rate of £1 = INR90.35.

	31 March 2013
	INR billion	£ million
Net sales	106	1,173
Loss for the year	(1)	(11)
Total comprehensive income	2	17

	31 March 2013
	INR billion	£ million
Non-current assets	105	1,157
Current assets	59	656
Total assets	164	1,813
Non-current liabilities	(51)	(567)
Current liabilities	(65)	(716)
Total liabilities	(116)	(1,283)
Net assets	48	530

At 30 June 2014 the share price of USL was INR 2396 and the market value of the group’s 28.78% investment was INR 100.2 billion (£974 million).

(c) Income statement information for the three years ended 30 June 2014 and balance sheet information as at 30 June 2014 and 30 June 2013 of Moët Hennessy, other associates and joint ventures excluding USL, aggregating 100% of the results of each investment, is set out below:

	2014		2013		2012
	Moët Hennessy* £ million	Others £ million	Moët Hennessy* £ million	Others (restated) £ million	Moët Hennessy* £ million	Others (restated) £ million
Net sales	3,329	1,164	3,463	1,058	3,218	1,488
Profit for the year	722	27	677	(12)	603	81
Total comprehensive income	639	27	620	(18)	649	77

*                Moët Hennessy prepares its financial statements under IFRS as adopted by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are not the same as the Wines & Spirits division of LVMH, translated at £1 = €1.20 (2013 – £1 = €1.21; 2012 – £1 = €1.18).

Financial statements (continued)

	2014		2013
	Moët Hennessy* £ million	Others £ million	Moët Hennessy* £ million	Others (restated) £ million
Non-current assets	3,498	647	3,703	733
Current assets	5,312	427	5,661	467
Total assets	8,810	1,074	9,364	1,200
Non-current liabilities	(924)	(234)	(1,025)	(308)
Current liabilities	(1,558)	(302)	(1,857)	(239)
Total liabilities	(2,482)	(536)	(2,882)	(547)
Net assets	6,328	538	6,482	653

*                Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.25 (2013 – £1 = €1.17).

(d) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.

(e) Investments in associates and joint ventures comprise the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998 of £2,144 million (2013 – £1,465 million), plus the group’s share of post acquisition reserves of £1,057 million (2013 – £1,056 million).

(f) The associates and joint ventures have not reported in their latest financial statements any material contingent liabilities.

7. TAXATION

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Tax provisions are included in current liabilities. Interest and penalties on tax liabilities are provided for in the tax charge.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. The recognition of tax benefits and assessment of provisions against tax benefits requires management judgement. In particular the group is routinely subject to tax audits in many jurisdictions, which by their nature are often complex and can take several years to resolve. Provisions are based on management’s interpretation of country specific tax law and the likelihood of settlement. However the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax assets recoverability requires judgements to be made regarding the availability of future taxable income.

Financial statements (continued)

Analysis of taxation charge for the year

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current tax
Current year	463	433	312
Adjustments in respect of prior years	(12)	12	51
	451	445	363
Deferred tax
Origination and reversal of temporary differences	(5)	36	99
Changes in tax rates	4	7	15
Adjustments in respect of prior years	(3)	19	534
	(4)	62	648
Taxation on profit from continuing operations	447	507	1,011

Included above are the following amounts in respect of the United Kingdom:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current tax
Current year	102	63	18
Adjustments in respect of prior years	(4)	3	13
	98	66	31
Deferred tax
Origination and reversal of temporary differences	(32)	(46)	(10)
Changes in tax rates	4	10	3
Adjustments in respect of prior years	(22)	21	6
	(50)	(15)	(1)
Taxation on profit from continuing operations	48	51	30

Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2014 £ million	2013 £ million	2012 £ million
Restructuring	(34)	(14)	(25)
Brand impairment	(65)	(16)	(18)
Other	—	3	24
Sale of businesses	—	(28)	—
Loss of future tax amortisation	—	—	524
	(99)	(55)	505

The group has benefited from, and in certain jurisdictions still benefits from, the availability of tax amortisation on some of its principal brands and other intangible assets. In the year ended 30 June 2012 negotiations with tax authorities were concluded, the outcome of which was a favourable change in taxation basis that replaced the benefit of future amortisation resulting in a write off of the related deferred tax assets of £524 million.

Taxation rate reconciliation and factors that may affect future tax charges

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Profit from continuing operations before taxation	2,711	3,057	3,043
Notional charge at UK corporation tax rate of 22.5% (2013 - 23.75%; 2012 - 25.5%)	610	726	776
Elimination of notional tax on share of after tax results of associates and joint ventures	(56)	(46)	(52)
Differences in overseas tax rates	33	(5)	(22)
Items not chargeable	(283)	(331)	(391)
Items not deductible	154	125	100
Changes in tax rates	4	7	15
Adjustments in respect of prior years	(15)	31	585
Tax charge for the year	447	507	1,011

Financial statements (continued)

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group’s worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as: the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

The group has a number of tax audits ongoing worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when the audits are concluded.

Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences £ million	Total £ million
At 30 June 2012 as previously reported	(166)	(1,449)	187	161	172	(1,095)
Prior year adjustment - IFRS 11	3	12	—	—	—	15
At 30 June 2012 as restated	(163)	(1,437)	187	161	172	(1,080)
Exchange differences	(4)	(41)	6	—	(2)	(41)
Recognised in income statement — continuing operations	3	(48)	(19)	17	(37)	(84)
Recognised in other comprehensive income and equity	—	—	(65)	(70)	105	(30)
Acquisition of businesses	—	—	—	—	10	10
At 30 June 2013 (restated)	(164)	(1,526)	109	108	248	(1,225)
Exchange differences	29	154	(14)	(7)	(17)	145
Recognised in income statement — continuing operations	9	11	17	12	(45)	4
Recognised in income statement — discontinued operations	—	—	—	—	8	8
Recognised in other comprehensive income and equity	—	—	(12)	—	(39)	(51)
At 30 June 2014	(126)	(1,361)	100	113	155	(1,119)

Deferred tax on other temporary differences includes items such as the thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2014 £ million	2013 (restated) £ million
Deferred tax assets	246	242
Deferred tax liabilities	(1,365)	(1,467)
	(1,119)	(1,225)

The deferred tax asset of £246 million includes £152 million (2013 – £84 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of tax losses in the United Kingdom, primarily due to significant pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, most of which can be carried forward indefinitely.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses.

	2014 £ million	2013 £ million
Capital losses	73	81
Trading losses - indefinite	102	113
Trading losses - expiry dates up to 2023	1	3
	176	197

Financial statements (continued)

Unrecognised deferred tax liabilities

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. UK legislation largely exempts overseas dividends remitted from UK tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £13.3 billion (2013 – £19.1 billion).

8. DISCONTINUED OPERATIONS

Accounting policies

Discontinued operations comprise disposal groups where they represent a major line of business or geographical area of operations or business activities that the group no longer participates in or did not form part of the group’s operations.

Discontinued operations in the year ended 30 June 2014 represent a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations (2013 – £nil, 2012 – £11 million).

Financial statements (continued)

Operating assets and liabilities

Introduction

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and performance and financial position of its defined benefit post employment plans.

9. ACQUISITION OF BUSINESSES AND PURCHASE OF SHARES OF NON-CONTROLLING INTERESTS

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder’s proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

Critical accounting estimates and judgements

For all entities in which the company, directly or indirectly, owns equity a judgement is made to determine whether the investor controls the investee and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

On 15 April 2014 Diageo initiated a tender offer to acquire 26% of the issued share capital of USL. The offer period closed on 19 June, followed by a process to determine which shares had been validly tendered. Under India takeover regulations, the tender offer is not closed until all shareholders have been paid or advised that their tendered shares have been rejected which occurred on 2 July 2014. The directors have carried out an analysis to assess when control passed, and concluded that it occurred on 2 July 2014. Accordingly, USL results will be consolidated from that date.

Financial statements (continued)

Fair value of net assets acquired and cash consideration paid in respect of acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2014 were as follows:

	Net assets acquired and consideration
	2014 £ million	2013 £ million	2012 £ million
Brands and computer software	10	109	1,359
Property, plant and equipment	1	43	186
Biological assets	—	1	—
Investments	—	—	8
Inventories	1	16	135
Assets and liabilities held for sale	—	—	58
Other working capital	1	(5)	(49)
Taxation	—	10	(300)
Cash	—	—	97
Borrowings	—	—	(5)
Post employment benefit liabilities	—	(1)	(2)
Fair value of assets and liabilities	13	173	1,487
Goodwill arising on acquisition	16	83	891
Non-controlling interests	(8)	21	(452)
Step acquisition	—	—	(219)
Consideration payable	21	277	1,707
Satisfied by:
Cash consideration paid	28	284	1,577
Deferred/contingent consideration payable	1	(7)	33
Receivables from non-controlling interests	(8)	—	—
Financial liabilities	—	—	97
	21	277	1,707
Cash consideration paid for investments in subsidiaries	28	284	1,577
Cash consideration paid for investment in USL	474	274	—
Cash consideration paid for investments in other associates	2	25	28
Purchase consideration paid in respect of prior year acquisitions	14	9	7
Capital injection in associates	7	52	20
Cash acquired	—	—	(97)
Deposit paid/(refunded)	11	—	(115)
Net cash outflow on acquisition of businesses	536	644	1,420
Purchase of shares of non-controlling interests	37	200	155
Total net cash outflow	573	844	1,575

2014 acquisitions

United Spirits Limited

The group has been increasing its investment in USL in the last two financial years. For further details see note 6.

Other

In the year ended 30 June 2014, the group acquired a 50% controlling interest in a company that owns the ultra premium tequila brand DeLeón. In addition, the group acquired 100% of the super premium tequila brand Peligroso. Net sales and operating profit for these acquisitions were not material for the year ended 30 June 2014.

2014 purchase of non-controlling interests

SJF Holdco

On 2 August 2013, Diageo acquired a 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) for a cash consideration of RMB 326 million (£35 million). The acquisition of the additional stake in SJF Holdco brought Diageo’s shareholding to 100% and increased its effective interest in Shuijingfang from 36.9% to 39.7%.

Prior year acquisitions

In previous years, Diageo has made a number of acquisitions of brands, distribution rights and equity interests in drinks businesses. In the two years ended 30 June 2013 the following acquisitions have been made:

Financial statements (continued)

		Fair value of net assets acquired
	Cash paid* £ million	Brands £ million	Goodwill £ million	Other £ million	Location	Principal brands acquired	Status

United Spirits Limited May 2013	274	—	—	—	India	McDowell’s No1 whisky and rum, Old Tavern, Haywards and Bagpiper whisky and other Indian whisky, brandy and rum products	Acquisition of 10.04% investment in United Spirits Limited (see note 6)

SJF Holdco and Shuijingfang** 27 January 2007 to 7 June 2013	267	502	115	46	China	Shui Jing Fang Chinese white spirit	Acquisition of a 93% equity stake in SJF Holdco which owns a 39.7% controlling equity interest in Shuijingfang. The group controlled Shuijingfang from 29 June 2012

Ypióca 9 August 2012	284	145	79	60	Brazil	Ypióca cachaça	Acquisition of 100% of the equity share capital of Ypióca Bebidas S.A.

Meta 9 January 2012	149	55	101	(7)	Ethiopia	Meta beer	Acquisition of 100% of the equity share capital of Meta Abo Brewery Share Company SC

Kenya Breweries 25 November 2011	140	—	—	—	Kenya	Producer of Tusker and other beer products	Acquisition of 20% of Kenya Breweries Ltd not already owned by the group

Mey İçki 23 August 2011	1,294	646	590	58	Turkey	Yenì Raki, Terkirdağ Raki and Istanblue vodka	Acquisition of 100% of the equity share capital of Mey İçki Sanayi ve Ticaret A.Ş.

Zacapa 5 July 2011	120	119	97	31	Guatemala	Zacapa rum	Acquisition of a 50% controlling equity stake in Rum Creations Products Inc

Other***	68	—	—	—

*                   Excludes acquisition transaction costs of £47 million, financial liabilities of £97 million and deferred consideration of £33 million in respect of subsidiaries.

**              Total cash paid for 100% of the shares in SJF Holdco was £302 million. On 29 June 2012 the group consolidated Shuijingfang and created a non-controlling interest of £430 million.

***         Other primarily includes acquisitions in Vietnam, South Africa and the Philippines.

10. INTANGIBLE ASSETS

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (the value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable value of an intangible asset, the useful economic life of an asset, or that an asset has an indefinite life, requires management judgement.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. The tests are dependent on management’s estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows and the expected long term growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2012 as previously reported	6,273	1,329	1,220	424	9,246
Prior year adjustment — IFRS 11	(31)	—	—	(4)	(35)
At 30 June 2012 as restated	6,242	1,329	1,220	420	9,211
Exchange differences	108	(2)	38	1	145
Acquisition of businesses	109	83	—	—	192
Other additions	—	—	—	54	54
Disposals	(62)	(15)	(3)	(4)	(84)
At 30 June 2013 (restated)	6,397	1,395	1,255	471	9,518
Exchange differences	(568)	(197)	(134)	(20)	(919)
Acquisition of businesses	10	16	—	—	26
Other additions	—	—	—	44	44
Disposals	—	(1)	—	(2)	(3)
At 30 June 2014	5,839	1,213	1,121	493	8,666
Amortisation and impairment loss
At 30 June 2012 as previously reported	140	17	51	217	425
Prior year adjustment — IFRS 11	(2)	—	—	(2)	(4)
At 30 June 2012 as restated	138	17	51	215	421
Exchange differences	10	1	1	1	13
Amortisation for the year	—	—	4	34	38
Exceptional impairment	50	—	—	—	50
Disposals	(13)	—	(1)	(3)	(17)
At 30 June 2013 (restated)	185	18	55	247	505
Exchange differences	(13)	(6)	(2)	(15)	(36)
Amortisation for the year	—	—	3	44	47
Exceptional impairment	260	—	—	—	260
Disposals	—	—	—	(1)	(1)
At 30 June 2014	432	12	56	275	775
Carrying amount
At 30 June 2014	5,407	1,201	1,065	218	7,891
At 30 June 2013 (restated)	6,212	1,377	1,200	224	9,013
At 30 June 2012 (restated)	6,104	1,312	1,169	205	8,790

(a) Brands

At 30 June 2014, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2014 £ million	2013 (restated) £ million
Crown Royal whisky	United States	856	963
Captain Morgan	Global	702	790
Johnnie Walker whisky	Global	625	625
Windsor Premier whisky	Korea	501	499
Smirnoff vodka	Global	482	542
Yenì Raki	Turkey	469	580
Shui Jing Fang Chinese white spirit	Greater China	214	536
Bell’s whisky	South Africa	179	179
Bushmills whiskey	United States	144	144
Seagram’s 7 Crown whiskey	United States	130	147
Ypióca cachaça	Brazil	121	135
Gordon’s gin	Great Britain	119	119
Zacapa rum	Global	112	126
Seagram’s VO whisky	United States	111	125
Other brands		642	702
		5,407	6,212

Financial statements (continued)

The brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units.  The grouping of these cash-generating units has been realigned for the change in geographical segments referred to in note 2:

	2014 £ million	2013 £ million
North America – United States	199	209
Europe
– Western Europe	165	174
– Russia and Eastern Europe	40	42
– Turkey	476	588
Africa
– East Africa	30	33
– Africa Regional Markets	83	98
Latin America and Caribbean – Paraguay, Uruguay and Brazil	64	74
Asia Pacific – Greater China	107	122
Other cash-generating units	37	37
	1,201	1,377

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2014 was £1,053 million (2013 – £1,184 million). All other distribution rights are amortised on a straight-line basis over the length of the distribution arrangements, generally between 10 and 20 years.

(d) Impairment testing

For impairment testing purposes goodwill is allocated to cash-generating units. These calculations are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The value in use calculations are based on discounted forecast cash flows and terminal values calculated on the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region.

Cash flows

Cash flows are forecast for each brand, other intangible and cash-generating unit for the financial year, which is approved by management and reflects expectations of sales growth, operating costs and margin, based on past experience and external sources of information.

Components of discount rate

The discount rates used are the weighted average cost of capital which reflects the returns on government bonds specific to the cash-generating units to which the goodwill is attributed or returns on government bonds issued by triple ‘A’ rated countries with a maturity of 10 years, and an equity risk premium adjusted for specific industry. Further risk premiums are applied according to management’s assessment of the risks in respect of the individual cash flows. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

Financial statements (continued)

Long-term growth rate and period of growth

The terminal growth rates applied at the end of the forecast period are the long term annual inflation rate of the country obtained from external sources. For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional five to ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the group. In the calculation of the terminal recoverable amount, the long term annual inflation rate of the country is used as the terminal growth rate. For certain intangible assets more conservative long term assumptions are applied to calculate the recoverable amount.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows.  The grouping of these countries have been realigned for the change in geographical segments referred to in note 2:

	2014		2013
	Pre-tax discount rate* %	Terminal growth rate %	Pre-tax discount rate* %	Terminal growth rate %
North America – United States	10	2	9	2
Europe
– Western Europe	11	2	12	2
– Great Britain	9	2	8	2
– Spain	11	1	13	1
– Russia and Eastern Europe	14	4	13	5
– Turkey	16	5	15	5
Africa
– East Africa	21	5	21	5
– Africa Regional Markets	22	5	22	5
– South Africa	16	5	14	5
Latin America and Caribbean - Paraguay, Uruguay and Brazil	18	5	17	5
Asia Pacific
– South East Asia	15	5	14	4
– Korea	11	3	10	3
– Greater China	12	3	12	3

*Before additional risk premiums

In the year ended 30 June 2014 exceptional impairment losses of £260 million (2013 - £nil) and £4 million were charged in respect of the Shui Jing Fang brand and property, respectively. Following the change to the deferred tax liability attributable to the brand of £65 million the net exceptional loss was £199 million of which £120 million was attributable to the non-controlling interest. This impairment arose following an increase in the pre-tax discount rate (2014 - 16%; 2013 – 14.5%) and a change in the forecast growth assumptions for the Shui Jing Fang brand primarily due to the downturn in the super premium baijiu category as a result of government anti-extravagance measures in China, the principal market of the Shui Jing Fang brand.In the year ended 30 June 2013 an exceptional impairment charge of £50 million was in respect of the Cacique brand (2012 – £59 million).

(e) Sensitivity to change in key assumptions

The Shui Jing Fang brand would be further impaired, against its current carrying value, if there is an increase in discount rate of 1ppt, a decrease in long term growth rate of 1ppt or a decrease in forecast annual cash flows of 10% by £21 million, £9 million or £23 million, respectively.

Goodwill allocated to the Greater China cash-generating unit would be impaired if there is an increase in discount rate of 1ppt or a decrease in forecast annual cash flows of 10% by £9 million or £22 million, respectively.

Impairment testing for the year ended 30 June 2014 has identified the Windsor Premier brand as being sensitive to reasonably possible changes in assumptions due to the challenging whisky market in Korea. An impairment charge of approximately £30 million would be required if forecast annual cash flows decreased by 20%.

It remains possible that changes in assumptions used to support Windsor Premier, Shui Jing Fang brands and goodwill allocated to Greater China could be in excess of those indicated above.

Financial statements (continued)

For all intangibles with an indefinite life, other than those mentioned above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to exceed their recoverable amounts.

11. PROPERTY, PLANT AND EQUIPMENT

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 25 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Assets held under finance leases are recognised as assets of the group at their fair value at the inception of the lease. The corresponding liability to the lessor is included in other financial liabilities on the consolidated balance sheet. Lease payments are apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2012 as previously reported	1,223	2,785	126	408	426	4,968
Prior year adjustment - IFRS 11	(10)	(84)	—	—	—	(94)
At 30 June 2012 as restated	1,213	2,701	126	408	426	4,874
Exchange differences	14	45	3	13	8	83
Acquisition of businesses	26	17	—	—	—	43
Other additions	35	258	10	42	417	762
Disposals	(13)	(96)	(5)	(17)	(4)	(135)
Transfers	50	376	(9)	53	(470)	—
At 30 June 2013 (restated)	1,325	3,301	125	499	377	5,627
Exchange differences	(97)	(270)	(13)	(61)	(28)	(469)
Acquisition of businesses	1	—	—	—	—	1
Other additions	68	204	18	32	318	640
Disposals	(49)	(221)	(10)	(17)	—	(297)
Transfers	85	205	—	24	(314)	—
At 30 June 2014	1,333	3,219	120	477	353	5,502
Depreciation
At 30 June 2012 as previously reported	346	1,314	84	252	—	1,996
Prior year adjustment - IFRS 11	(4)	(49)	—	—	—	(53)
At 30 June 2012 as restated	342	1,265	84	252	—	1,943
Exchange differences	8	29	1	9	—	47
Depreciation charge for the year	45	194	10	38	—	287
Exceptional accelerated depreciation	—	23	—	—	—	23
Disposals	(10)	(75)	(5)	(8)	—	(98)
Transfers	1	—	(1)	—	—	—
At 30 June 2013 (restated)	386	1,436	89	291	—	2,202
Exchange differences	(31)	(118)	(10)	(31)	—	(190)
Depreciation charge for the year	75	170	11	41	—	297
Exceptional accelerated depreciation and impairment	1	19	1	—	4	25
Disposals	(40)	(209)	(10)	(6)	—	(265)
At 30 June 2014	391	1,298	81	295	4	2,069
Carrying amount
At 30 June 2014	942	1,921	39	182	349	3,433
At 30 June 2013 (restated)	939	1,865	36	208	377	3,425
At 30 June 2012 (restated)	871	1,436	42	156	426	2,931

Financial statements (continued)

(a) The net book value of land and buildings comprises freeholds of £862 million (2013 – £851 million), long leaseholds of £36 million (2013 – £36 million) and short leaseholds of £44 million (2013 – £52 million). Depreciation was not charged on £129 million (2013 – £143 million) of land.

(b) At 30 June 2014, tangible fixed assets held under finance leases amounted to £303 million (2013 – £286 million), principally in respect of plant and equipment. Depreciation on these assets was £20 million (2013 – £21 million).

(c) Property, plant and equipment is net of a government grant of £108 million (2013 – £121 million) received in prior years in respect of the construction of a rum distillery in the United States Virgin Islands.

12. OTHER INVESTMENTS

Accounting policies

Available-for-sale investments are non-derivative financial assets that are either designated as such upon initial recognition or not classified in any of the other financial assets categories. They are included in non-current assets. Subsequent to initial measurement, available-for-sale investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in other comprehensive income until the investment is disposed of or impaired, when the accumulated gains and losses are recycled to the income statement. Interest and dividends from available-for-sale investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are subsequently measured at amortised cost using the effective interest method less allowance for impairment. Allowances are made where there is evidence of a risk of non-payment taking into account ageing, previous experience and general economic conditions.

	United Spirits Limited £ million	Loans (b) £ million	Other £ million	Total £ million
Cost less allowances or fair value
At 30 June 2012	—	87	10	97
Exchange differences	(18)	(10)	2	(26)
Additions	283	20	—	303
Repayments	—	(41)	—	(41)
Fair value adjustment	85	—	—	85
Allowances charged during the year	—	(6)	—	(6)
At 30 June 2013	350	50	12	412
Exchange differences	(6)	(6)	1	(11)
Additions	—	26	—	26
Repayments and disposals	—	(19)	(6)	(25)
Fair value adjustment	55	—	—	55
Transfer to associates (a)	(399)	—	—	(399)
Allowances reversed during the year	—	5	—	5
At 30 June 2014	—	56	7	63

(a) On the acquisition of a 10.04% investment in USL in the year ended 30 June 2013 USL was accounted for as an available-for-sale investment. On the acquisition of an additional 14.98% investment in USL on 4 July 2013, USL became an associate and the fair value at that date was transferred to investments in associates. See note 6.

(b) Loans comprise £33 million (2013 – £29 million; 2012 – £57 million) of loans to associates in South Africa and £23 million (2013 – £21 million; 2012 – £30 million) of loans to customers and other third parties, after allowances of £9 million (2013 – £27 million; 2012 – £28 million).

Financial statements (continued)

13. POST EMPLOYMENT BENEFITS

Accounting policies

The group’s principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/asset on the plans at the beginning of the financial year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of judgement in relation to various assumptions including future pay rises, inflation and discount rates and employee and pensioner demographics.

Diageo determines the assumptions on a country by country basis in conjunction with its actuaries, and believes these assumptions to be in line with best practice, but the application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and balance sheet. There may be also interdependency between some of the assumptions.

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The majority of the plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide employees post employment medical costs.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom*	31 March 2012
Ireland**	30 December 2012
United States	1 January 2014

*            In the United Kingdom, the Diageo Pension Scheme (the UK Scheme) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed have been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan).

**     The Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a personal retirement savings account.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For the UK Scheme, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the UK Scheme, two member nominated directors have been appointed from the pensioner member community and two from the active member community.

Financial statements (continued)

For the Irish Scheme Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

As disclosed in note 1, the group has adopted IFRS 11 and the amendment to IAS 19 from 1 July 2013. All comparative prior year figures have been restated in compliance with these changes.

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2014 are as follows:

Comprehensive income

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Current service cost and administrative expenses	(118)	(115)	(120)
Past service exceptional gains	—	3	115
Gains on curtailments and settlements	26	8	5
Charge to operating profit	(92)	(104)	—
Net finance charge in respect of post employment plans (note 5)	(12)	(38)	(37)
Charge before taxation*	(104)	(142)	(37)
Actual returns less amounts included in finance income	306	349	98
Experience gains	24	71	6
Changes in financial assumptions	(453)	(298)	(542)
Changes in demographic assumptions	(49)	1	(12)
Other comprehensive (loss)/income	(172)	123	(450)
Changes in the surplus restriction	3	(4)	12
Total other comprehensive (loss)/income	(169)	119	(438)

* The charge before taxation comprises:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
United Kingdom	(39)	(71)	12
Ireland	(28)	(26)	(3)
United States	(25)	(28)	(29)
Other	(12)	(17)	(17)
	(104)	(142)	(37)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £15 million (2013 – £13 million; 2012 – £13 million).

The movement in the net deficit for the two years ended 30 June 2014 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net deficit £ million
At 30 June 2012 previously reported	6,165	(7,249)	(1,084)
Prior year adjustment - IFRS 11	(33)	42	9
At 30 June 2012 as restated	6,132	(7,207)	(1,075)
Exchange differences	79	(111)	(32)
Acquisition of businesses	—	(1)	(1)
Charge before taxation	265	(407)	(142)
Other comprehensive income/(loss)*	349	(226)	123
Contributions by the group	591	—	591
Employee contributions	4	(4)	—
Benefits paid	(338)	338	—
At 30 June 2013 (restated)	7,082	(7,618)	(536)
Exchange differences	(164)	215	51
Charge before taxation	307	(411)	(104)
Other comprehensive income/(loss)*	306	(478)	(172)
Contributions by the group	288	—	288
Employee contributions	3	(3)	—
Benefits paid	(342)	342	—
At 30 June 2014	7,480	(7,953)	(473)

* Excludes surplus restriction.

Financial statements (continued)

The plan assets and liabilities by type of the post employment benefit any country is analysed below:

	2014		2013 (restated)
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	5,496	(5,380)	5,223	(5,018)
Ireland	1,385	(1,695)	1,277	(1,700)
United States	369	(399)	356	(408)
Others	218	(235)	212	(247)
Post employment medical	1	(203)	1	(191)
Other post employment	11	(41)	13	(54)
	7,480	(7,953)	7,082	(7,618)

The balance sheet analysis of the post employment plans is as follows:

	2014		2013 (restated)
	Non- current assets £ million	Non- current liabilities £ million	Non- current assets £ million	Non- current liabilities £ million
Funded plans	251	(488)	312	(614)
Unfunded plans	—	(238)	—	(239)
	251	(726)	312	(853)

(b) Principal risks, and assumptions

The material post employment plans are not exposed to any unusual, entity specific or scheme specific risks but there are general risks:

Inflation — the majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by holdings of inflation linked gilts and swaps and the plans provide for caps on the level of inflationary increases.

Interest rate — The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post employment plans.

Mortality — The majority of the obligations are to provide benefits for the life of the members and their partners so any increase in life expectancy will result in an increase in the plans’ liabilities.

Asset returns — Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net asset/(deficit) reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

Financial statements (continued)

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ended 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States**
	2014%	2013%	2012%	2014%	2013%	2012%	2014%	2013%	2012%
Rate of general increase in salaries*	4.4	4.4	4.0	2.5	3.1	3.7	—	—	—
Rate of increase to pensions in payment	3.5	3.6	3.2	1.7	1.8	1.8	—	—	—
Rate of increase to deferred pensions	2.3	2.3	2.0	1.5	1.7	1.7	—	—	—
Discount rate for plan liabilities	4.2	4.6	4.5	3.0	3.6	4.1	4.2	4.5	4.1
Inflation - CPI	2.3	2.3	2.0	1.5	1.7	1.7	2.1	1.8	1.9
Inflation - RPI	3.3	3.3	2.9	—	—	—	—	—	—

*                 The salary increase assumptions include an allowance for age related promotional salary increases.

**           The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.

For the main UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom*			Ireland**			United States
	2014 Age	2013 Age	2012 Age	2014 Age	2013 Age	2012 Age	2014 Age	2013 Age	2012 Age
Retiring currently at age 65
Male	86.4	86.3	86.2	85.9	85.7	85.8	86.6	84.5	84.4
Female	88.4	88.3	88.2	88.6	88.5	88.4	88.8	86.4	86.3
Currently aged 45, retiring at age 65
Male	88.9	88.3	88.3	88.8	88.6	87.6	88.3	86.0	85.9
Female	91.0	90.5	90.5	91.5	91.3	90.2	90.5	87.2	87.2

*                 Based on the CMI birth year tables with scaling factors based on the experience of the plan and with suitable future improvements.

**           Based on the “00” series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

For the significant assumptions, the following sensitivity analyses give an estimate of the potential impacts on the consolidated income statement for the year ended 30 June 2014 and on the plan liabilities at 30 June 2014:

	United Kingdom			Ireland			United States and other
	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities* £ million
Effect of 0.5% increase in discount rate	24	19	403	6	5	134	2	1	29
Effect of 0.5% decrease in discount rate	(22)	(17)	(458)	(6)	(5)	(153)	(2)	(1)	(31)
Effect of 0.5% increase in inflation	(21)	(16)	(373)	(6)	(5)	(93)	(1)	(1)	(12)
Effect of 0.5% decrease in inflation	18	14	334	5	4	86	1	1	11
Effect of one year increase in life expectancy	(10)	(8)	(211)	(2)	(2)	(57)	(2)	(1)	(17)

(1)                                 The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant.

*                                         The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps entered into by the pension plans.

Financial statements (continued)

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is decided locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, while taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2014, approximately 37% and 73% (2013 – 30% and 77%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps and gilts. At 30 June 2014, approximately 33% and 52% (2013 – 37% and 45%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the use of swaps.

The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 68% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

The fair value of plan assets is as follows:

	2014				2013 (restated)
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	1,222	433	249	1,904	1,289	468	315	2,072
Unquoted and private equity	281	2	22	305	299	2	23	324
Bonds
Fixed-interest government	319	64	36	419	347	65	67	479
Inflation-linked government	857	100	4	961	684	203	3	890
Investment grade corporate	835	362	210	1,407	820	162	94	1,076
Non-investment grade	224	12	11	247	110	18	3	131
Loan securities	469	143	—	612	359	60	—	419
Repurchase agreements	710	—	—	710	553	—	—	553
Property - unquoted	525	75	8	608	484	72	9	565
Hedge funds	202	127	—	329	209	129	—	338
Interest rate and inflation swaps	(295)	60	—	(235)	(161)	55	—	(106)
Cash and other	147	7	59	213	230	43	68	341
Total bid value of assets	5,496	1,385	599	7,480	5,223	1,277	582	7,082

•                  The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long term.

•                  Within the Irish Scheme’s plan assets above there is £0.6 million invested in the ordinary shares of Diageo plc.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2015 are expected to be £185 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2014 held inventory with a book value of £634 million (2013 – £695 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership, and as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2014 was £25 million (2013 – £25 million) and is expected to be approximately the same amount for the next 10 years.

In 2024 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million in cash, to the UK Scheme to buy out the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation without allowing for the value of the PFP, then Diageo can exit the PFP with the agreement of the trustees. The group has also agreed to make conditional contributions into escrow if the deficit at the 2015 or 2018 actuarial triennial valuation is in excess of £211 million and £84 million, respectively. The escrow account would be payable to the UK Scheme by 31 March 2019.

Financial statements (continued)

During the year ended 30 June 2013 the group made an additional one off cash contribution of £400 million to the UK Scheme.

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €21 million (£17 million) per annum until the year ending 30 June 2029. The agreement also provides for additional cash contributions into escrow of up to €188 million (£150 million) if an equivalent reduction in the deficit is not achieved over the 18 year period from 2010 to 2028. As part of this funding plan, Diageo has granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£160 million). During the year ended 30 June 2014 the group made an additional one off cash contribution of €100 million (£85 million) to the Irish plans.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2014 £ million	2013 £ million	2014 £ million	2013 £ million	2014 £ million	2013 £ million
Maturity analysis of benefits expected to be paid
Within one year	217	217	73	79	34	37
Between 1 to 5 years	804	786	360	392	134	145
Between 6 to 15 years	2,525	2,474	718	789	307	324
Between 16 to 25 years	2,925	2,921	701	792	230	244
Beyond 25 years	6,882	7,219	1,297	1,569	236	281
Total	13,353	13,617	3,149	3,621	941	1,031

	years	years	years	years	years	years
Average duration of the defined benefit obligation	17	16	18	17	12	11

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised in the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 21.

14. WORKING CAPITAL

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. Maturing inventories which are retained for more than one year are classified as current assets, as they are expected to be realised in the normal operating cycle.

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised costs less any allowance for discounts and doubtful debts.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs.

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Financial statements (continued)

Inventories

	2014 £ million	2013 (restated) £ million
Raw materials and consumables	306	346
Work in progress	59	63
Maturing inventories	3,300	3,182
Finished goods and goods for resale	557	616
	4,222	4,207

Maturing inventories include whisky, rum, wines and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2014 £ million	2013 (restated) £ million
Raw materials and consumables	84	50
Maturing inventories	2,635	2,668
	2,719	2,718

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2014 £ million	2013 £ million
Balance at beginning of the year	64	52
Exchange differences	(6)	—
Income statement charge	14	20
Utilised	(20)	(8)
	52	64

Trade and other receivables

	2014		2013 (restated)
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,004	—	2,021	—
Interest receivable	20	—	19	—
Other receivables	286	94	235	104
Prepayments	142	13	124	23
Accrued income	47	—	38	—
	2,499	107	2,437	127

As at 30 June 2014 non-current other receivables includes £87 million (2013 – £87 million) in respect of the assessment of excise duties made by the Korean customs authorities (see note 19(c)).

At 30 June 2014, approximately 13% and 21% of the group’s trade receivables of £2,004 million are due from counterparties based in the United Kingdom and in the United States, respectively.

The aged analysis of trade receivables, net of allowance, is as follows:

	2014 £ million	2013 (restated) £ million
Not overdue	1,895	1,936
Overdue 1 – 30 days	46	45
Overdue 31 – 60 days	22	11
Overdue 61 – 90 days	10	5
Overdue 91 – 180 days	16	7
Overdue more than 180 days	15	17
	2,004	2,021

Financial statements (continued)

Trade and other receivables are disclosed net of allowance for doubtful debts, an analysis of which is as follows:

	2014 £ million	2013 £ million
Balance at beginning of the year	65	58
Exchange differences	(3)	1
Income statement charge	10	13
Written off	(9)	(7)
	63	65

Trade and other payables

	2014		2013 (restated)
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	903	—	1,087	—
Interest payable	101	—	178	—
Tax and social security excluding income tax	494	3	533	—
Other payables	494	81	409	104
Accruals	785	—	986	—
Deferred income	23	10	19	14
	2,800	94	3,212	118

Interest payable at 30 June 2014 includes interest on non-derivative financial instruments of £91 million (2013 – £168 million).

Provisions

	Thalidomide £ million	Restructuring £ million	Other £ million	Total £ million
At 30 June 2013	164	71	130	365
Exchange differences	—	(7)	(5)	(12)
Provisions charged during the year	41	59	12	112
Provisions utilised during the year	(14)	(35)	(40)	(89)
Unwinding of discounts	9	—	—	9
At 30 June 2014	200	88	97	385
Current liabilities	22	75	35	132
Non-current liabilities	178	13	62	253
	200	88	97	385

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK Thalidomide Trust. These will be utilised over the period of the commitments up to 2037.

(b) The group is engaged in a number of restructuring programmes, which involve the rationalisation of certain operations around the world. Employee charges, incremental costs in respect of service contract and information systems infrastructure charges in connection with the programmes are recognised in the restructuring provision, which is expected to be substantially utilised by 30 June 2015 (see note 4(a)-(e)).

(c) The largest item in other provisions is £42 million (2013 – £52 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

Financial statements (continued)

Risk management and capital structure

Introduction

This section sets out the policies and procedures applied to manage the group’s capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Accounting policies

Financial assets and liabilities are initially recorded at fair value including any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: loans and receivables, available-for-sale investments, financial assets and liabilities at fair value through profit and loss and other financial liabilities at amortised cost.

The accounting policies for available-for-sale investments and loans are described in note 12, for trade and other receivables in note 14 and for cash and cash equivalents in note 16.

Financial assets and liabilities at fair value through profit or loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow technique based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), highly probable forecast transactions or the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective and retrospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical derivative method.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship is de-designated, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency or interest exposure affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign exchange contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

The group’s funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the chief financial officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions arising from the application of this flexibility may give rise to exposures different from the defined benchmark levels that are separately monitored on a daily basis using Value at Risk analysis. These transactions are carried at fair value and gains or losses are taken to the income statement as they arise. In the year ended 30 June 2014 and 30 June 2013 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

Financial statements (continued)

The finance committee receives monthly reports on the activities of the treasury department, including any exposures different from the defined benchmarks.

(a) Currency risk

The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the consolidated income statement to be material.

Hedge of net investment in foreign operations

The group hedges certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating net borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. The group’s policy is to maintain total net investment Value at Risk below £1 billion with additional limits for individual currencies, where Value at Risk is defined as the maximum amount of loss not exceeded over a one year period with a 95% probability confidence level.

Net borrowings designated in net investment hedge relationships amounted to £3,749 million as at 30 June 2014 (2013 – £5,539 million; 2012 – £4,249 million).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk in the three major currency pairs (US dollar/sterling, euro/sterling and euro/US dollar) targeting 75% coverage of the current financial year and up to 18 months for other currency pairs.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the board, primarily through issuing fixed and floating rate borrowings and commercial papers, and by utilising interest rate derivatives. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. Due to the exceptionally low interest rate environment in the prior years, the board approved an exception to this policy in June 2012, permitting fixed rate debt to reach up to 100% of forecast gross debt. As at 30 June 2014 the fixed rate borrowings have returned within the 40% to 60% band and the previously granted exception has been removed. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of Diageo’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile is as follows:

	2014		2013
	£ million	%	£ million	%
Fixed rate	(4,922)	56	(9,376)	111
Floating rate*	(3,757)	42	1,114	(13)
Impact of financial derivatives and fair value adjustments	(171)	2	(141)	2
Net borrowings	(8,850)	100	(8,403)	100

(1)             The analysis above also includes the impact of interest rate hedging instruments.

*                     The floating rate portion of net borrowings contains cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2014 £ million	2013 (restated) £ million	2012 (restated) £ million	2014%	2013 (restated) %	2012 (restated) %
9,174	8,267	8,306	3.8	4.9	4.6

(1) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Financial statements (continued)

(c) Commodity price risk

The group is exposed to commodity price risk. Commodity price risk is managed in line with the principles approved by the board either through long term purchase contracts with suppliers or, where appropriate, derivative contracts. Where derivative contracts are used the commodity price risk exposure is hedged up to 18 months forecasted volume usage with up to 80% coverage. Where derivative contracts are used the group manages exposures principally through exchange-traded futures, forwards, swaps and options.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis technique that measures the estimated impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2014 and 30 June 2013, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liability and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. Actual results in the future may differ from these results materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered as projections of likely future events, gains or losses.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss) (i) (ii)
	2014 £ million	2013 £ million	2014 £ million	2013 £ million
0.5% decrease in interest rates	(8)	7	(5)	14
0.5% increase in interest rates	9	(7)	6	(14)
10% weakening of sterling	(43)	(44)	(664)	(796)
10% strengthening of sterling	35	35	545	650

(i)            The group’s foreign currency debt is used to hedge the net investments in foreign operations and as such the translation of foreign net investments mainly offsets the foreign currency gains or losses on financial instruments recognised in other comprehensive income.

(ii)         Impact on the consolidated statement of comprehensive income includes the impact on the income statement.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements.

Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the board. Counterparties are limited to major banks and financial institutions, primarily with a long term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2014, the collateral held under these agreements amounted to $65 million (£38 million) and €26 million (£21 million) (2013 – $74 million (£49 million) and €27 million (£23 million)).

Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.

Business related credit risk

Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are set as deemed appropriate for the customer. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

Financial statements (continued)

(f) Liquidity risk

Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are on a floating rate basis, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at 30 June 2014 and 30 June 2013. The gross cash flows of derivative contracts are presented for the purposes of this table, although in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2014
Borrowings (i)	(1,564)	(1,891)	(1,905)	(3,806)	(9,166)	(9,214)
Interest on borrowings (i), (iii)	(349)	(482)	(345)	(1,522)	(2,698)	(91)
Finance lease capital repayments	(32)	(59)	(48)	(152)	(291)	(291)
Finance lease future interest payments	(15)	(25)	(19)	(29)	(88)	—
Trade and other financial liabilities (ii)	(2,066)	(1,380)	(8)	(3)	(3,457)	(2,223)
Non-derivative financial liabilities	(4,026)	(3,837)	(2,325)	(5,512)	(15,700)	(11,819)
Gross amount receivable from derivatives	246	528	60	719	1,553	—
Gross amount payable on derivatives	(183)	(449)	(75)	(621)	(1,328)	—
Derivative instruments	63	79	(15)	98	225	164
2013 (restated)
Borrowings (i)	(1,852)	(2,176)	(2,436)	(3,518)	(9,982)	(10,069)
Interest on borrowings (i), (iii)	(452)	(596)	(413)	(1,735)	(3,196)	(168)
Finance lease capital repayments	(30)	(66)	(38)	(155)	(289)	(289)
Finance lease future interest payments	(18)	(30)	(19)	(40)	(107)	—
Trade and other financial liabilities (ii)	(2,315)	(215)	(19)	(5)	(2,554)	(2,524)
Non-derivative financial liabilities	(4,667)	(3,083)	(2,925)	(5,453)	(16,128)	(13,050)
Gross amount receivable from derivatives	177	168	497	839	1,681	—
Gross amount payable on derivatives	(168)	(116)	(386)	(642)	(1,312)	—
Derivative instruments	9	52	111	197	369	257

(i)             For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities fair value of derivative instruments as disclosed in note 16.

(ii)          Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)       Carrying amount of interest on borrowings is included within accruals in note 14.

The group had available undrawn committed bank facilities as follows:

	2014 £ million	2013 £ million
Expiring within one year*	1,535	—
Expiring between one and two years	632	411
Expiring after two years	1,050	1,891
	3,217	2,302

* Of the facilities at 30 June 2014 $2,000 million (£1,170 million) was not drawn down and was cancelled on 2 July 2014.

Financial statements (continued)

Other than the committed facility relating to the purchase of further investment in USL, these facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants throughout each of the years presented.

(g) Fair value measurements

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2014 £ million	2013 £ million
Available-for-sale investments	—	350
Unadjusted quoted prices in active markets (Level 1)	—	350
Derivative assets	368	458
Derivative liabilities	(194)	(191)
Valuation techniques based on observable market input (Level 2)	174	267
Other financial liabilities	(108)	(115)
Valuation techniques based on unobservable market input (Level 3)	(108)	(115)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Other financial liabilities
	2014 £ million	2013 £ million
At 1 July	(115)	(120)
Net losses included in the income statement	(1)	(1)
Net gains/(losses) included in exchange in other comprehensive income	13	(7)
Net losses included in retained earnings	(7)	(7)
Settlement of liabilities	2	20
At 30 June	(108)	(115)

There were no transfers between levels during the year ended 30 June 2014.

Financial statements (continued)

(h) Results of hedging instruments

In respect of cash flow hedging instruments, a gain of £54 million (2013 – £41 million loss; 2012 – £29 million gain) has been recognised in other comprehensive income due to changes in fair value. A gain of £54 million has been transferred out of other comprehensive income to other operating expenses and a loss of £88 million to other finance charges, respectively (2013 – a gain of £8 million and £25 million; 2012 – a loss of £4 million and a gain of £19 million, respectively).

For cash flow hedges of forecast transactions at 30 June 2014, based on year end interest and foreign exchange rates, there is expected to be a charge to the income statement of £79 million in 2015 and £6 million in 2016. With respect to hedges of the cash flow risk from a change in forward foreign exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing foreign exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2016 and 2036. Foreign exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

The gain on fair value hedging instruments for the year was £8 million (2013 – £3 million loss; 2012 – £84 million gain) and the loss on the hedged items attributable to the hedged risks was £6 million (2013 – £3 million gain; 2012 – £86 million loss).

There was no significant ineffectiveness on net investment hedging during the year ended 30 June 2014.

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Loans and receivables and liabilities at amortised cost £ million	Available-for-sale £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2014
Other investments and loans	—	63	—	—	63	—	63
Trade and other receivables	—	2,337	—	269	2,606	2,499	107
Cash and cash equivalents	—	622	—	—	622	622	—
Derivatives in fair value hedge	8	—	—	—	8	—	8
Derivatives in cash flow hedge	182	—	—	—	182	67	115
Derivatives in net investment hedge	18	—	—	—	18	16	2
Other instruments at fair value	160	—	—	—	160	35	125
Total other financial assets	368	—	—	—	368	118	250
Total financial assets	368	3,022	—	269	3,659	3,239	420
Borrowings*	—	(9,214)	—	—	(9,214)	(1,576)	(7,638)
Trade and other payables	—	(2,253)	—	(641)	(2,894)	(2,800)	(94)
Derivatives in cash flow hedge	(20)	—	—	—	(20)	(6)	(14)
Derivatives in net investment hedge	(67)	—	—	—	(67)	(67)	—
Other instruments at fair value	(215)	—	—	—	(215)	(41)	(174)
Finance leases	—	(291)	—	—	(291)	(32)	(259)
Total other financial liabilities	(302)	(291)	—	—	(593)	(146)	(447)
Total financial liabilities	(302)	(11,758)	—	(641)	(12,701)	(4,522)	(8,179)
Total net financial assets/(liabilities)	66	(8,736)	—	(372)	(9,042)	(1,283)	(7,759)
2013 (restated)
Other investments and loans	—	62	350	—	412	—	412
Trade and other receivables	—	2,337	—	227	2,564	2,437	127
Cash and cash equivalents	—	1,750	—	—	1,750	1,750	—
Derivatives in cash flow hedge	220	—	—	—	220	14	206
Derivatives in net investment hedge	40	—	—	—	40	40	—
Other instruments at fair value	198	—	—	—	198	11	187
Total other financial assets	458	—	—	—	458	65	393
Total financial assets	458	4,149	350	227	5,184	4,252	932
Borrowings*	—	(10,069)	—	—	(10,069)	(1,852)	(8,217)
Trade and other payables	—	(2,587)	—	(743)	(3,330)	(3,212)	(118)
Derivatives in cash flow hedge	(54)	—	—	—	(54)	(39)	(15)
Derivatives in net investment hedge	(25)	—	—	—	(25)	(25)	—
Other instruments at fair value	(227)	—	—	—	(227)	(28)	(199)
Finance leases	—	(289)	—	—	(289)	(30)	(259)
Total other financial liabilities	(306)	(289)	—	—	(595)	(122)	(473)
Total financial liabilities	(306)	(12,945)	—	(743)	(13,994)	(5,186)	(8,808)
Total net financial assets/(liabilities)	152	(8,796)	350	(516)	(8,810)	(934)	(7,876)

*Borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments.

At 30 June 2014 and 30 June 2013, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2014 the fair value of borrowings, based on unadjusted quoted market data, was £9,662 million (2013 – £10,436 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting a net borrowing to EBITDA leverage of 2.5 – 3.0x, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0x. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For this calculation net borrowings is adjusted by the pension deficit whilst EBITDA equals operating profit less exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

16. NET BORROWINGS

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group’s cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

Financial statements (continued)

	2014 £ million	2013 (restated) £ million
Bank overdrafts	90	105
Commercial paper	129	—
Bank and other loans	193	163
Credit support obligations	59	72
€ 1,150 million 5.5% bonds due 2013	—	983
US$ 804 million 7.375% bonds due 2014	—	529
€ 1,000 million 6.625% bonds due 2014	800	—
US$ 500 million 3.25% bonds due 2015	292	—
Fair value adjustment to borrowings	13	—
Borrowings due within one year	1,576	1,852
€ 1,000 million 6.625% bonds due 2014	—	853
US$ 500 million 3.25% bonds due 2015	—	328
US$ 750 million 5.3% bonds due 2015	438	493
US$ 750 million 0.625% bonds due 2016	437	492
US$ 600 million 5.5% bonds due 2016	350	394
US$ 1,000 million 1.5% bonds due 2017	582	655
US$ 1,250 million 5.75% bonds due 2017	729	820
US$ 650 million 1.125% bonds due 2018	377	424
€ 850 million 1.125% bonds due 2019	676	—
US$ 696 million 4.828% bonds due 2020	355	400
US$ 1,000 million 2.875% bonds due 2022	581	653
US$ 300 million 8% bonds due 2022	174	196
US$ 1,350 million 2.625% bonds due 2023	784	883
€ 850 million 2.375% bonds due 2026	674	—
US$ 400 million 7.45% bonds due 2035	234	264
US$ 600 million 5.875% bonds due 2036	346	391
US$ 500 million 4.25% bonds due 2042	289	325
US$ 500 million 3.875% bonds due 2043	286	322
US$ 200 million 4.85% medium term notes due 2018	117	132
Bank and other loans	80	5
Fair value adjustment to borrowings	129	187
Borrowings due after one year	7,638	8,217
Fair value of foreign currency derivatives	(25)	(205)
Fair value of interest rate hedging instruments	(8)	—
Finance lease liabilities	291	289
Gross borrowings	9,472	10,153
Less: Cash and cash equivalents *	(622)	(1,750)
Net borrowings	8,850	8,403

(1)        The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).

(2)        Bonds in the table are stated net of unamortised finance costs of £94 million (2013 — £100 million; 2012 – £92 million).

(3)        Certain borrowings are reported in the table above at amortised cost with a fair value adjustment shown separately.

*                Includes cash equivalents of £18 million (2013 – £999 million).

Gross borrowings (excluding finance lease liabilities and fair value of derivative instruments) at 30 June 2014 will mature as follows:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Within one year	1,576	1,852	1,219
Between one and three years	1,894	2,220	2,635
Between three and five years	1,972	2,509	1,516
Beyond five years	3,772	3,488	3,233
	9,214	10,069	8,603

Financial statements (continued)

During the year ended 30 June 2014 the following bonds were issued and repaid:

	2014 £ million	2013 £ million	2012 £ million
Issued
€ denominated	1,378	—	—
US$ denominated	—	2,100	1,548
Repaid
€ denominated	(983)	—	(605)
US$ denominated	(488)	(869)	(566)
	(93)	1,231	377

(a) Reconciliation of movement in net borrowings

	2014 £ million	2013 £ million
At beginning of the year as previously reported	8,403	7,570
Prior year adjustment — IFRS 11	—	3
At beginning of the year as restated	8,403	7,573
Net decrease/(increase) in cash and cash equivalents before exchange	921	(594)
Net (decrease)/increase in bonds and other borrowings	(157)	1,238
Change in net borrowings from cash flows	764	644
Exchange differences on net borrowings	(349)	116
Other non-cash items	32	70
Net borrowings at end of the year	8,850	8,403

(b) Analysis of net borrowings by currency

	2014		2013 (restated)
	Cash and cash equivalents £ million	Gross borrowings* £ million	Cash and cash equivalents £ million	Gross borrowings* £ million
US dollar	—	(956)	1,018	(3,919)
Euro	48	(1,725)	67	(2,194)
Sterling	26	(6,148)	78	(3,382)
Korean won	208	(243)	180	(268)
Venezuelan bolivar	72	—	143	—
Nigerian naira	19	(134)	15	(65)
Turkish lira	6	(145)	4	(298)
Other	243	(121)	245	(27)
Total	622	(9,472)	1,750	(10,153)

* The analysis of group’s gross borrowings in the table includes the impact of foreign currency forwards and swaps and finance leases.

Financial statements (continued)

17. EQUITY

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are included in the financial statements in the financial year in which they are approved.

(a) Allotted and fully paid share capital — ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2014, 30 June 2013 and 30 June 2012	2,754	797

(b) Hedging and exchange reserve

At 30 June 2014 the hedging reserve and exchange reserve comprised a credit of £107 million and a deficit of £ 1,010 million, respectively (2013 — a credit of £17 million and a deficit of £9 million, respectively; 2012 — a credit of £74 million and a deficit of £7 million, respectively).

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2011	262	2,257
Share trust arrangements	(4)	(26)
Shares purchased	9	114
Shares sold to employees	—	(2)
Shares used to satisfy options	(8)	(86)
At 30 June 2012	259	2,257
Share trust arrangements	(6)	(50)
Shares call options exercised	2	13
Shares purchased	6	125
Shares sold to employees	—	(1)
Shares used to satisfy options	(10)	(112)
At 30 June 2013	251	2,232
Share trust arrangements	(3)	(42)
Shares call options exercised*	7	68
Shares purchased	7	138
Shares sold to employees	—	(1)
Shares used to satisfy options	(9)	(115)
At 30 June 2014	253	2,280

* Includes the fair value of foreign currency denominated call options exercised.

Financial statements (continued)

Share trust arrangements

At 30 June 2014 the employee share trusts owned 10 million of ordinary shares in Diageo plc at a cost of £137 million and market value of £181 million (2013 — 7 million shares at a cost of £111 million, market value £126 million; 2012 — 9 million shares at a cost of £126 million, market value £153 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 19 September 2013 to purchase a maximum of 251,039,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2014, if earlier.

During the year ended 30 June 2014, the company purchased 14 million ordinary shares (including shares acquired through call option exercises), nominal value of £4 million (2013 — 8 million ordinary shares, nominal value of £2 million; 2012 — 9 million ordinary shares, nominal value of £3 million), representing approximately 0.5% (2013 — 0.3%; 2012 — 0.4%) of the issued ordinary share capital (excluding treasury shares).

Shares were either directly granted to employees as part of employee share schemes or held as treasury shares and used to hedge share scheme grants to employees during the course of the year.

The monthly breakdown of shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2014 were as follows:

Calendar month	Number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
September 2013**	3,809,995	1997	247,229,005
October 2013	2,511,772	1951	244,717,233
January 2014	416,298	1789	244,300,935
February 2014	414,358	1823	243,886,577
March 2014	538,301	1813	243,348,276
Total*	7,690,724	1949	243,348,276

*                                        In addition, the company exercised call options to acquire 6,797,642 shares at an average price of 953 pence during the course of the year.

**                                 Including 621,767 shares purchased at an average price of 1998 pence for the purpose of satisfying share awards made under the company’s share incentive plan.

(d) Other retained earnings

At 30 June 2013 retained earnings included an available-for-sale reserve of £85 million which has been recycled to the consolidated income statement during the year ended 30 June 2014.

(e) Dividends

	2014 £ million	2013 £ million	2012 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2013 29.3 pence per share (2012 — 26.9 pence; 2011 — 24.9 pence)	735	673	621
Interim dividend for the year ended 30 June 2014 19.7 pence per share (2013 — 18.1 pence; 2012 — 16.6 pence)	493	452	415
	1,228	1,125	1,036

Proposed final dividend for the year ended 30 June 2014
32.0 pence per share (2013 — 29.3 pence; 2012 — 26.9 pence)	802	733	671

The proposed final dividend was approved by the board of directors on 30 July 2014. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)

(f) Non-controlling interests

The non-controlling interests are £767 million (2013 — £1,052 million) of which £455 million (2013 — £512 million) is in respect of Ketel One Worldwide B.V. (Ketel One) and £164 million (2013 — £371 million) is attributable to Shuijingfang. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Diageo consolidates Ketel One, a company incorporated in the Netherlands, with a 50% controlling interest (2013 — 50%). The principal component of the non-controlling interest is in respect of the global distribution right which is consolidated on the group balance sheet at £1,053 million (2013 — £1,184 million).

The controlling interest in Shuijingfang, a super premium Chinese white spirits company, is 39.71% (2013 — 36.9%) and is consolidated as Diageo holds a majority of the board of directors’ votes. The principal components of the non-controlling interest are in respect of the Shui Jing Fang brand and inventory which are consolidated on the group balance sheet at £278 million (2013 — £606 million).

Sales, loss, total comprehensive loss and total comprehensive loss attributable to non-controlling interests for the year ended 30 June 2014 in respect of Shuijingfang and Ketel One amounted to £219 million (2013 — £321 million), £168 million loss (2013 — £89 million profit), £336 million loss (2013 — £149 million profit), and £199 million loss (2013 — £91 million profit), respectively, while dividends paid to Shuijingfang and Ketel One non-controlling interest holders during the year were £49 million (2013 — £50 million).

In the year ended 30 June 2013 a transfer of £65 million between other retained earnings and non-controlling interests was made to reflect the 50% non-controlling interests in East African Breweries Limited (EABL) in respect of the purchase of a 20% equity interest in Kenya Breweries Limited.

(g) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2014 is as follows:

	2014 £ million	2013 £ million	2012 £ million
Executive share award plans	30	31	24
Executive share option plans	4	8	7
Savings plans	3	6	4
	37	45	35

The principal executive share award plans are as follows:

Diageo executive long term incentive plan (DELTIP)

Awards made to executives under the plan are in the form of shares and share options at the market value at the time of grant. Share awards vest/are released on the third anniversary of the grant date. Share options granted under this scheme may normally be exercised between three and ten years after the grant date. There are no performance conditions to be satisfied, although the top 70 senior executives are required to hold a minimum number of shares in Diageo plc. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).

Performance share plan (PSP)

Under the PSP, share awards can take a number of different forms. No payment is made for awards. To date, participants have been granted conditional rights to receive shares. Awards normally vest after a three-year period, the ‘performance cycle’, subject to achievement of three equally weighted performance tests; 1) a comparison of Diageo’s three-year TSR with a peer group of 17 companies including Diageo. The vesting range is 25% if Diageo’s TSR produces a median ranking compared with the TSR of the peer group companies, up to 100% if Diageo is ranked first, second or third in the peer group; 2) compound annual growth in organic net sales over three years; 3) total organic operating margin improvement over three years. Targets for net sales and operating margin are set annually by the remuneration committee. The vesting range is 25% for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted. Dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance cycle. Dividends can be paid in the form of cash or shares.

For the three years ended 30 June 2014, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following weighted average assumptions:

	2014	2013	2012
Risk free interest rate	1.0%	0.3%	0.8%
Expected life of the awards	36 months	36 months	36 months
Dividend yield	2.7%	2.7%	3.3%
Weighted average share price	1970 p	1760p	1253p
Weighted average fair value of awards granted in the year	1147 p	916p	869p
Number of awards granted in the year	2.5 million	3.1 million	4.9 million
Fair value of all awards granted in the year	£29 million	£28 million	£43 million

Financial statements (continued)

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2014 were as follows:

	2014 Number of awards million	2013 Number of awards million	2012 Number of awards million
Balance outstanding at 1 July	11.3	12.0	11.3
Granted	2.5	3.1	4.9
Exercised/awarded	(3.4)	(2.6)	(0.7)
Forfeited/expired	(1.0)	(1.2)	(3.5)
Balance outstanding at 30 June	9.4	11.3	12.0

At 30 June 2014, 7.1 million executive share options were exercisable at a weighted average exercise price of 1004 pence.

Financial statements (continued)

Other financial information

Introduction

This section includes additional financial information that are either required by the accounting standards or management considers these to be relevant information for shareholders.

18. IMPACT OF NEW ACCOUNTING STANDARDS

As reported in note 1, the group has adopted IFRS 11 and the amendment to IAS 19. As a consequence, comparatives have been restated. Restated consolidated statement of comprehensive income for the years ended 30 June 2013 and 30 June 2012 is set out below:

	Year ended 30 June 2013				Year ended 30 June 2012
	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million	As reported £ million	IFRS 11 £ million	IAS 19 £ million	Restated £ million
Sales	15,487	(211)	—	15,276	14,594	(202)	—	14,392
Excise duties	(4,054)	81	—	(3,973)	(3,832)	79	—	(3,753)
Net sales	11,433	(130)	—	11,303	10,762	(123)	—	10,639
Cost of sales	(4,470)	59	(5)	(4,416)	(4,259)	56	(5)	(4,208)
Gross profit	6,963	(71)	(5)	6,887	6,503	(67)	(5)	6,431
Marketing	(1,787)	18	—	(1,769)	(1,691)	20	—	(1,671)
Other operating expenses	(1,745)	12	(5)	(1,738)	(1,654)	8	(6)	(1,652)
Operating profit	3,431	(41)	(10)	3,380	3,158	(39)	(11)	3,108
Non-operating items	(83)	—	—	(83)	147	—	—	147
Finance income	259	—	—	259	270	—	(2)	268
Finance charges	(683)	—	(33)	(716)	(667)	—	(42)	(709)
Share of after tax results of associates and joint ventures	199	18	—	217	213	16	—	229
Profit before taxation	3,123	(23)	(43)	3,057	3,121	(23)	(55)	3,043
Taxation	(529)	12	10	(507)	(1,038)	13	14	(1,011)
Profit from continuing operations	2,594	(11)	(33)	2,550	2,083	(10)	(41)	2,032
Discontinued operations	—	—	—	—	(11)	—	—	(11)
Profit for the year	2,594	(11)	(33)	2,550	2,072	(10)	(41)	2,021
Other comprehensive income/(loss)	98	—	33	131	(461)	—	41	(420)
Total comprehensive income for the year	2,692	(11)	—	2,681	1,611	(10)	—	1,601

Profit for the year attributable to:
Equity shareholders of the parent company	2,485	—	(33)	2,452	1,942	—	(41)	1,901
Non-controlling interests	109	(11)	—	98	130	(10)	—	120
	2,594	(11)	(33)	2,550	2,072	(10)	(41)	2,021

Total comprehensive income for the year attributable to:
Equity shareholders of the parent company	2,547	—	—	2,547	1,463	—	—	1,463
Non-controlling interests	145	(11)	—	134	148	(10)	—	138
	2,692	(11)	—	2,681	1,611	(10)	—	1,601

	pence	pence	pence	pence	pence	pence	pence	pence
Basic earnings per share	99.3	—	(1.3)	98.0	77.8	—	(1.6)	76.2
Diluted earnings per share	98.7	—	(1.3)	97.4	77.4	—	(1.6)	75.8

Financial statements (continued)

The adoption of IFRS 11 reduced the group’s net assets by £19 million at 30 June 2013 and at 30 June 2012, and reduced the group’s net cash outflow by £7 million for the years ended 30 June 2013 and 30 June 2012. The amendment to IAS 19 has affected neither the group’s net assets nor the group’s net cash outflow.

If IFRS 11 and the amendment to IAS 19 had not been adopted operating profit for the year ended 30 June 2014 would have increased by £44 million, finance charges would have been lower by £78 million, profit for the year higher by £76 million (of which £9 million attributable to non-controlling interests) and basic earnings per share higher by 2.7 pence.

19. CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect appropriate disclosure is made but no provision created.

Critical accounting estimates and judgements

A judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated.

(a) Guarantees

As of 30 June 2014 the group has no material guarantees or indemnities to third parties with the exception of a conditional back-stop guarantee issued by Diageo Holdings Netherlands B.V. (DHN) to Standard Chartered Bank (Standard Chartered), pursuant to a guarantee commitment agreement (the guarantee agreement) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place at closing of the USL transaction and announced by Diageo on 4 July 2013. The term of this facility and the DHN guarantee were extended on 22 July 2014 for an additional period of six months, with the monetary limits of both the facility and the guarantee remaining unchanged. The terms of the guarantee continue to require that the right of Standard Chartered to call on the guarantee it is subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its security package. In addition, DHN has, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Vijay Mallya as well as the security package put in place for the facility.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for a preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings continue.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Thalidomide litigation

In Australia, class action claims alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide were filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group).

Financial statements (continued)

On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants. As a result of that process, agreement was reached between Diageo and the claimants, without admission of liability by Diageo, to settle the class action claims for the sum of AU$89 million (£49 million) and AU$6.5 million (£4 million) in costs which was charged to discontinued operations in the income statement. The settlement was subsequently approved by the Supreme Court of Victoria on 7 February 2014 and the class action claims were dismissed. Grϋnenthal GmbH is not a party to the settlement.

In the United Kingdom, legal proceedings were commenced on behalf of eight claimants in June 2014. At this time, little is known about the specifics of this case. More recently, the possibility of a second lawsuit was suggested in correspondence with lawyers for a second, smaller group of claimants, though proceedings have not yet been commenced in relation to this group.

Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which any lawsuit may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA) of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL.

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs are scheduled for a next hearing date in the Supreme Court on 9 September 2014.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is now pending.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing approximately 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

Financial statements (continued)

20. COMMITMENTS

Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £162 million (2013 — £159 million; 2012 — £145 million). The 2013 comparative has been reduced by £71 million following a review of contracted arrangements on one capital project.

Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2014 £ million	2013 £ million
Payments falling due:
Within one year	102	119
Between one and two years	80	90
Between two and three years	59	66
Between three and four years	50	50
Between four and five years	43	43
After five years	223	277
	557	645

There are no significant leases for which contingent rent is payable, nor any that have purchase options, escalation clauses or restrictions. Certain of the operating leases have renewal clauses which are at fair market value. In respect of property not currently utilised, the group has entered into sub-leases for which the minimum amount receivable is £21 million (2013 — £26 million), of which £4 million (2013 — £4 million) falls due within one year of the balance sheet date. The amount received under these leases is included in sales in the income statement.

21. RELATED PARTY TRANSACTIONS

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given after these financial statements.

Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services. All transactions are on terms equivalent to those in an arm’s length transaction.

Transactions and financial position with associates and joint ventures are set out in the table below:

	2014 £ million	2013 (restated) £ million	2012 (restated) £ million
Income statement items
Sales	156	67	47
Purchases*	89	71	77
Balance sheet items
Group payables	8	5	4
Group receivables	12	12	8
Loans payable	7	15	11
Loans receivable	41	29	57
Cash flow items
Loans and equity contributions, net	25	31	27

*     In the year ended 30 June 2013 purchases of maturing inventories from Moët Hennessy were £4 million (2012 — £9 million).

Financial statements (continued)

Other disclosures in respect of associates and joint ventures are included in note 6.

Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Executive Committee’.

	2014 £ million	2013 £ million	2012 £ million
Salaries and short term employee benefits	9	10	9
Annual incentive plan	2	7	9
Non-executive directors’ fees	1	1	1
Share-based payments*	13	16	9
Post employment benefits**	2	1	1
	27	35	29

*     Time-apportioned fair value of unvested options and share awards.

**   Includes the value of the cash allowance in lieu of pension contributions.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details are given in the Directors’ remuneration report of the individual Directors’ remuneration and transactions between the group and key management personnel.

Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £17 million (2013 — £11 million; 2012 — £10 million).

Directors’ remuneration

	2014 £ million	2013 £ million	2012 £ million
Salaries and benefits	3	3	2
Annual incentive plan	—	3	3
Non-executive directors’ fees	1	1	1
Share option exercises*	4	13	3
Shares vesting*	7	10	—
Post employment benefits**	1	1	—
	16	31	9

*                Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

**         Includes the value of the cash allowance in lieu of pension contributions.

Details of the individual Directors’ remuneration are given in the Directors’ remuneration report.

Financial statements (continued)

22. PRINCIPAL GROUP COMPANIES

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

A full list of subsidiaries, associates and joint ventures, all of which are consolidated on an appropriate basis, will be included in the company’s next annual return, the company having made use of the exemption in Section 410 of the Companies Act 2006.

	Country of incorporation	Country of operation	Percentage of equity owned*	Business description

Subsidiaries

Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Great Britain Limited	England	Worldwide	100%	Marketing and distribution of premium drinks

Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks

Diageo Brands BV	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks

Diageo North America, Inc	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks

Diageo Capital plc**	Scotland	United Kingdom	100%	Financing company for the group

Diageo Finance plc**	England	United Kingdom	100%	Financing company for the group

Diageo Capital BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Finance BV	Netherlands	Netherlands	100%	Financing company for the group

Diageo Investment Corporation	United States	United States	100%	Financing company for the US group

Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks

Associates

Moët Hennessy, SNC***	France	France	34%	Production, marketing and distribution of premium drinks

United Spirits Limited	India	India	28.8%	Production, marketing and distribution of alcoholic drinks

*                      All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

**     Directly owned by Diageo plc.

***   French partnership.

23. POST BALANCE SHEET EVENTS

On 2 July 2014, with the completion of the tender offer the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) financed by debt. From 2 July 2014 the group will account for USL as a subsidiary with a 43.9% non-controlling interests. As a result of USL becoming a subsidiary of the group a gain of £103 million arose, being the difference between the book value of the associate balance prior to the transaction and the market value. This will be reported as a non-operating exceptional gain in the consolidated accounts in the year ending 30 June 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

/s/ DA MAHLAN
Name: DA Mahlan

Title: Chief financial officer

16 March 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of KPMG Audit plc, independent registered public accounting firm
23.2	Consent of KPMG LLP, independent registered public accounting firm